                                                Filed pursuant to Rule 424(b)(1)
                                                      Registration No: 333-42704




PROSPECTUS

                       (DOLLAR GENERAL CORPORATION LOGO)

                               Offer to Exchange
                             up to $200,000,000 of
                    8 5/8% Exchange Notes due June 15, 2010
                       for any and all of the outstanding
                         8 5/8% Notes Due June 15, 2010
                                       of
                           DOLLAR GENERAL CORPORATION
        The Exchange Offer will expire at 5:00 p.m., New York City time,
                     On September 11, 2000, unless extended

                               ------------------

     We are offering to exchange up to $200,000,000 of our new 8 5/8% Exchange Notes due June 15, 2010 for up to $200,000,000 of our existing 8 5/8% Notes due June 15, 2010. The terms of the new Notes are identical in all material respects to the terms of the old Notes, except that the new Notes have been registered under the Securities Act, and that transfer restrictions, registration rights and provisions regarding additional interest relating to the old Notes do not apply to the new Notes. Dollar General will not receive any proceeds from the exchange offer.

     To exchange your old Notes for new Notes:

     - you are required to make the representations described on pages 22 and 23 to us,

     - you must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent, First Union National Bank, by 5:00 p.m., New York time, on September 11, 2000 and

     - you should read the section called "The Exchange Offer" that begins on page 18 for further information on how to exchange your old Notes for new Notes.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS AUGUST 9, 2000.

                             AVAILABLE INFORMATION

     Dollar General files annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission. Our SEC filings are available on the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room        New York Regional Office     Chicago Regional Office
450 Fifth Street, N.W.       7 World Trade Center         Citicorp Center
Room 1024                    Suite 1300                   500 West Madison Street
Washington, D.C. 20549       New York, New York 10048     Suite 1400
                                                          Chicago, Illinois
                                                          60661-2511

     You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This prospectus is part of a registration statement filed by us with the SEC under the Securities Act. As allowed by SEC rules, this prospectus does not contain all of the information that you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows us to "incorporate by reference" the information we file with them, which means:

     - incorporated documents are considered part of this prospectus;

     - we can disclose important information to you by referring you to those documents; and

     - information that we file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated in this prospectus.

     We incorporate by reference the documents listed below, which were filed with the SEC under the Securities Exchange Act of 1934, as amended:

          (1) our Annual Report on Form 10-K for the year ended January 28, 2000, filed on April 27, 2000;

          (2) our Quarterly Report on Form 10-Q for the quarter ended April 28, 2000, filed on June 7, 2000; and

          (3) our Current Reports on Form 8-K filed on February 29, 2000, June 8, 2000, June 22, 2000 and August 8, 2000.

     We also incorporate by reference each of the following documents that we file with the SEC after the date of this prospectus and prior to the termination of the offering:

     - reports filed under Section 13(a) and (c) of the Exchange Act;

     - definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent shareholders' meeting; and

     - reports filed under Section 15(d) of the Exchange Act.

     You can obtain any of the filings incorporated by reference in this prospectus from us or from the SEC on the SEC's web site or at the addresses listed above. Documents incorporated by reference are available from us without charge, including any exhibits to those documents that are not specifically incorporated by reference in those documents. You may request a copy of the documents incorporated by reference in this prospectus and a copy of the indenture, registration rights agreement and other documents referred to in this prospectus by writing or telephoning us at the following address:

                           Dollar General Corporation
                               100 Mission Ridge
                        Goodlettsville, Tennessee 37072
                Attention: Barbara Springer, Assistant Treasurer
                                 (615) 855-4825

     IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY SEPTEMBER 1, 2000 IN ORDER TO RECEIVE THEM BEFORE THE EXCHANGE OFFER EXPIRES ON SEPTEMBER 11, 2000.

     The exchange offer is not being made to, nor will Dollar General accept surrenders for exchange from, holders of old Notes in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would not be in compliance with the securities or blue sky laws of that jurisdiction.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
AVAILABLE INFORMATION.................    1
SUMMARY...............................    3
DOLLAR GENERAL CORPORATION............    7
USE OF PROCEEDS.......................    9
CAPITALIZATION........................    9
SELECTED CONSOLIDATED FINANCIAL AND
  OPERATING DATA......................   10
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   12

                                        PAGE
                                        ----
CAUTIONARY STATEMENT CONCERNING
  FORWARD-LOOKING STATEMENTS..........   17
THE EXCHANGE OFFER....................   18
DESCRIPTION OF NOTES..................   27
MATERIAL UNITED STATES TAX
  CONSEQUENCES OF THE EXCHANGE
  OFFER...............................   46
PLAN OF DISTRIBUTION..................   47
LEGAL MATTERS.........................   47
EXPERTS...............................   47

                                    SUMMARY

     The following summary information is qualified in its entirety by the information contained elsewhere in this prospectus.

                                  OUR COMPANY

     Dollar General Corporation ("we" or "Dollar General") is a leading discount retailer of quality general merchandise at everyday low prices. Our mission statement is "A Better Life For Everyone!" Through conveniently located stores, we offer a focused assortment of consumable basic merchandise including health and beauty aids, packaged food products, cleaning supplies, housewares, stationery, seasonal goods, basic apparel and domestics. Dollar General stores serve primarily low-, middle- and fixed-income families. On April 28, 2000, we operated 4,510 stores located in 24 states, primarily in the midwestern and southeastern United States. For fiscal years 1995 through 1999, our net sales increased at a compound annual growth rate of 21.8%, our operating income increased at a compound annual growth rate of 23.6% and our net income increased at a compound annual growth rate of 24.4%. In the fiscal quarter ended April 28, 2000, as compared to the same period in 1999, our net sales increased 18.1%, our operating income increased 22.3% and our net income increased 22.0%.

                   SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

GENERAL.......................   On June 21, 2000, Dollar General completed a
                                 private offering of $200 million in aggregate principal amount of its 8 5/8% Notes due June
                                 15, 2010 (the "old Notes"). In connection with the private offering, Dollar General entered into a registration rights agreement in which it agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the old Notes.

THE EXCHANGE OFFER............   We are offering to exchange $1,000 principal
                                 amount of our registered 8 5/8% Exchange Notes due June 15, 2010, which we refer to as the "new Notes," for each $1,000 principal amount of the old Notes.

                                 We sometimes will refer to the new Notes and the old Notes together as the "Notes." Currently, $200 million in principal amount of old Notes are outstanding.

                                 The terms of the new Notes are identical in all material respects to the terms of the old Notes, except that the registration rights and related additional interest provisions and the transfer restrictions applicable to the old Notes are not applicable to the new Notes.

                                 Old Notes may be tendered only in $1,000 increments. Subject to the satisfaction or waiver of specified conditions, Dollar General will exchange the new Notes for all old Notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer. Dollar General will cause the exchange to be effected promptly after the expiration of the exchange offer. See "The Exchange
                                 Offer -- Terms of the Exchange Offer."

EXPIRATION DATE...............   The exchange offer will expire at 5:00 p.m.,
                                 New York City time, on September 11, 2000 unless we extend it. In that case, the phrase
                                 "expiration date" will mean the latest date and time to which we extend the exchange offer.

PROCEDURES FOR PARTICIPATING
IN THE EXCHANGE OFFER.........   If you wish to participate in the exchange
                                 offer, you must complete, sign and date an original or faxed letter of transmittal in accordance with the instructions in the letter of transmittal accompanying this prospectus.
                                 Then you must mail, fax or deliver the
                                 completed letter of transmittal together with the old Notes you wish to exchange and any other required documentation to First Union
                                 National Bank, which is acting as exchange agent. Its address appears on the letter of transmittal. By signing the letter of transmittal you will represent to and agree with Dollar General that: you are acquiring the new Notes in the ordinary course of your business; you have no arrangement or understanding with any person to participate in a distribution of the new Notes; you are not an "affiliate," as defined in Rule 405 under the Securities Act, of Dollar General or, if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and if you are not a broker-dealer, you are not engaged in, and you do not intend to be engaged in, the distribution of the new Notes. See "The
                                 Exchange Offer -- Procedures for Tendering."

                                 If you are a broker-dealer that will receive new Notes for your own account in exchange for old Notes that you acquired as a result of your market-making or other trading activities, you will be required to acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of these new Notes.

RESALE OF NEW NOTES...........   We believe that you can resell and transfer
                                 your new Notes without registering them under the Securities Act and delivering a prospectus, if you can make the same three representations that appear above under the heading "Procedures for Participating in the Exchange Offer." Our belief is based on interpretations of the SEC for other exchange offers that the SEC has expressed in some of its no-action letters to other issuers in exchange offers like ours.

                                 We cannot guarantee that the SEC would make a similar decision about this exchange offer. If our belief is wrong, or if you cannot truthfully make the representations appearing above, and you transfer any new Note issued to you in the exchange offer without meeting the registration and prospectus delivery requirements of the Securities Act, or without an exemption from these requirements, you could incur liability under the Securities Act. We are not indemnifying you for any liability under the Securities Act. A broker-dealer can only resell or transfer new Notes if it will deliver a prospectus.

SPECIAL PROCEDURES FOR
BENEFICIAL OWNERS.............   If your old Notes are held through a broker,
                                 dealer, commercial bank, trust company or other nominee and you wish to surrender your old
                                 Notes, you should contact your intermediary promptly and instruct it to surrender the old
                                 Notes on your behalf.

GUARANTEED DELIVERY
PROCEDURES....................   If you cannot meet the expiration date
                                 deadline, or you cannot deliver your old Notes, the letter of transmittal or any other documentation on time, then you must surrender your old Notes according to the guaranteed delivery procedures appearing below under "The
                                 Exchange Offer -- Guaranteed Delivery
                                 Procedures."

ACCEPTANCE OF YOUR OLD NOTES
AND DELIVERY OF THE NEW
NOTES.........................   We will accept for exchange any and all old
                                 Notes that are surrendered in the exchange offer prior to the expiration date if you comply with the procedures of the offer. The new Notes will be delivered on the earliest practicable date after the expiration date.

WITHDRAWAL RIGHTS.............   You may withdraw the surrender of your old
                                 Notes at any time prior to the expiration date.

APPRAISAL RIGHTS..............   You will not be entitled to any appraisal or
                                 dissenters' rights in connection with the exchange offer. See "The Exchange Offer --
                                 Terms of the Exchange Offer."

U.S. FEDERAL INCOME TAX
CONSEQUENCES..................   You will not have to pay federal income tax as
                                 a result of your participation in the exchange offer.

EXCHANGE AGENT................   First Union National Bank is serving as the
                                 exchange agent in connection with the exchange offer. First Union National Bank also serves as trustee under the indenture that governs the Notes.

                     SUMMARY OF THE TERMS OF THE NEW NOTES

     The terms of the new Notes are identical in all material respects to the terms of the old Notes, except that the registration rights and related additional interest provisions and the transfer restrictions applicable to the old Notes are not applicable to the new Notes. The new Notes will evidence the same debt as the old Notes. The new Notes and the old Notes will be governed by the same indenture.

ISSUER........................   Dollar General Corporation.

SECURITIES OFFERED............   $200,000,000 in aggregate principal amount of
                                 8 5/8% Exchange Notes due June 15, 2010.

MATURITY......................   The new Notes will bear interest at the rate of
                                 8 5/8% per year, payable semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2000.

RANKING.......................   The new Notes will be general unsecured
                                 obligations of Dollar General. As such, the new
                                 Notes will rank equally in right of payment with all other unsecured and unsubordinated debt of Dollar General. See "Description of
                                 Notes -- General."

SUBSIDIARY GUARANTORS.........   All of Dollar General's present and future
                                 Restricted Subsidiaries (as defined herein) will guarantee the new Notes. Each guarantee will rank equally in right of payment with all other unsecured and unsubordinated debt of that Restricted Subsidiary. The guarantee of a Restricted Subsidiary will be automatically released upon certain events. See "Description of Notes -- Subsidiary Guarantees."

OPTIONAL REPAYMENT............   The holders of the Notes may require Dollar
                                 General to repay the Notes on June 15, 2005 at 100% of the principal amount of the Notes, plus accrued and unpaid interest. The Notes are not redeemable prior to maturity at our option. See
                                 "Description of Notes -- Optional Repayment."

COVENANTS.....................   The indenture pursuant to which the new Notes
                                 will be issued contains covenants that, among other things, limit the ability of Dollar
                                 General and its Restricted Subsidiaries to secure indebtedness with security interests on certain property or stock or engage in certain sale and leaseback transactions with respect to certain properties. See "Description of
                                 Notes -- Restrictive Covenants."

EXCHANGE OFFER, REGISTRATION
RIGHTS........................   Pursuant to a registration rights agreement
                                 among Dollar General, the Restricted
                                 Subsidiaries that are guarantors and the initial purchasers, Dollar General and the guarantors agreed (1) to file a registration statement, within 90 days after the original issue date of the old Notes with respect to an offer to exchange the old Notes for new Notes that are registered under the Securities Act and (2) to use their reasonable best efforts to cause such registration statement to be declared effective by the SEC within 180 days after the original issue date of the old Notes.
                                 In addition, under certain circumstances Dollar
                                 General and the guarantors may be required to file a shelf registration statement to cover resales of the old Notes by the holders thereof. Dollar General intends that the exchange offer will satisfy most of its obligations under the registration rights agreement.

USE OF PROCEEDS...............   We will not receive any proceeds from the
                                 exchange offer. The net proceeds from the offering of the old Notes was approximately
                                 $198,168,000, after deducting the discount to the initial purchasers and estimated offering expenses, and those proceeds were used to repay our outstanding short-term debt and for general corporate purposes. See "Use of Proceeds."

                           DOLLAR GENERAL CORPORATION

GENERAL

     Dollar General is a leading discount retailer of quality general merchandise at everyday low prices. Through conveniently located stores, we offer a focused assortment of consumable basic merchandise including health and beauty aids, packaged food products, cleaning supplies, housewares, stationery, seasonal goods, basic apparel and domestics. Dollar General stores serve primarily low-, middle- and fixed-income families. On April 28, 2000, we operated 4,510 stores located in 24 states, primarily in the midwestern and southeastern United States.

     Dollar General opened its first store in 1955. In the last five years, we have experienced a rapid rate of expansion, increasing our number of stores from 2,059 stores at January 31, 1995 to 4,510 stores at April 28, 2000. In addition to growth from new store openings, we recorded same-store sales increases of 8.4%, 8.3% and 6.4% in fiscal 1997, 1998 and 1999, respectively. In the fiscal quarter ended April 28, 2000, we recorded same-store sales increases of 4.0%, as compared to 5.7% over the same period in 1999. For fiscal years 1995 through 1999, our net sales increased at a compound annual growth rate of 21.8%, our operating income increased at a compound annual growth rate of 23.6% and our net income increased at a compound annual growth rate of 24.4%. In the fiscal quarter ended April 28, 2000, as compared to the same period in 1999, our net sales increased 18.1%, our operating income increased 22.3% and our net income increased 22.0%. Our business is somewhat seasonal in nature. Because of the holiday season, our sales and net income are slightly higher in the fourth quarter than in other quarters.

BUSINESS STRATEGY

     Our mission statement is "A Better Life for Everyone!" To carry out this mission, we have developed a business strategy that focuses on providing our customers with a focused assortment of consumable basic merchandise in a convenient, small-store format.

     Our Customers. We serve the consumable basics needs of customers primarily in the low-, middle-and fixed-income brackets. Specifically, two-thirds of our customers live in households earning less than $30,000 a year, and nearly half earn less than $20,000 a year. We believe that we are well positioned to meet the consumable basics needs of the increasing number of consumers in this group.

     Our Stores. Our stores average 6,700 selling square feet and usually are located within three to five miles of our customers' homes. In addition, most of our stores are in small towns with populations of less than 25,000. This appeals to our target customers, many of whom prefer the convenience of a small, neighborhood store. As the discount store industry continues to move toward larger, "super-center" type stores which are often built outside of towns, Dollar General's convenience discount store format has become even more appealing to a wider range of consumers.

     Our Merchandise. We are committed to offering a focused assortment of quality, consumable basic merchandise in a number of core categories such as health and beauty aids, packaged food products, cleaning supplies, housewares, stationery, seasonal goods, basic apparel and domestics. By consistently offering a focused assortment of consumable basic merchandise, we encourage customers to shop our stores for their everyday household needs, leading to frequent customer visits. In 1999, the average customer transaction was $8.14.

     Our Prices. We distribute quality, consumable basic merchandise at everyday low prices. Our low-cost operating structure and focused assortment of merchandise allow us to offer quality merchandise with compelling value. As part of this strategy, we emphasize even-dollar price points. The majority of our products are priced at $10 or less, with nearly 50% of our products priced at $1 or less. Our most expensive items are generally priced at $35.

     Our Cost Controls. We maintain strict overhead cost controls and seek to locate stores in neighborhoods where store rental and operating costs are low. We continue to utilize new technology where it is cost effective to improve our operating efficiencies.

GROWTH STRATEGY

     We believe that our future growth will come from a combination of merchandising initiatives, new store growth and infrastructure investments.

     Merchandising Initiatives. In response to our customer research findings, we introduced several new national brand items in key consumable categories in 1999. In 2000, we plan to expand the selection of store brands in housecleaning products and food and take advantage of opportunity purchases that reflect our consumable basics strategy. We also intend to utilize new plan-o-gram technology to improve inventory productivity and retrofit approximately 700 small stores to a more productive prototype. We will continue to evaluate the performance of our consumable product categories and make changes where appropriate. We believe these merchandising initiatives have contributed and will continue to contribute to same-store net sales increases.

     New Store Growth. We believe that our convenient, small-store format is adaptable to towns and neighborhoods throughout the country. We currently serve more than 2,800 communities with populations of fewer than 25,000. According to the Census Bureau, there are approximately 18,000 such communities in the United States. We will continue to focus on towns and neighborhoods within our current 24-state market area where we believe that we have the potential to significantly expand our store base. By opening new stores in our existing market area, we take advantage of brand awareness and maximize our operating efficiencies. In addition, we expect to explore the potential for geographic expansion as opportunities present themselves. We currently target an annual new store sales growth rate of at least 14% per year. In 2000, Dollar General plans to open 675-700 new stores and relocate an additional 200-250 stores. In the fiscal quarter ended April 28, 2000, we opened 239 new stores, remodeled or relocated 87 stores and closed 23 stores. On April 28, 2000, we operated 4,510 stores.

     Infrastructure Investments. Dollar General continues to make significant investments in infrastructure. We believe that these investments will enable Dollar General to continue to aggressively grow its store base and continually improve its operating margin. We realize significant cost efficiencies by locating our stores in close proximity to our distribution centers. In 1999, we completed construction of a new 1.2 million square foot distribution center in Fulton, Missouri and completed expansions to existing distribution centers in South Boston, Virginia and Ardmore, Oklahoma. We plan to complete a 1.0 million square foot distribution center in Alachua, Florida, in the second half of 2000 and a 1.2 million square foot distribution center in Zanesville, Ohio in the first half of 2001.

MERCHANDISE

     Dollar General stores offer a focused assortment of quality, consumable basic merchandise in a number of core categories. In fiscal 1999, national brand merchandise represented more than 50% of our net sales, up from 35% in 1998.

     We believe that our merchandising strategy generates frequent repeat customer traffic. We can offer everyday low prices to our customers in large part because our buying staff negotiates low purchase prices from our suppliers. We purchase our merchandise from a wide variety of suppliers -- no supplier accounted for more than 6% of our purchases in fiscal 1999.

     In order to fulfill Dollar General's commitment to maintain high in-stock levels of core merchandise, we generally limit our stock keeping units, or SKUs, per store to approximately 3,500 items. We believe our risk of inventory obsolescence is low because we offer quality, consumable basic merchandise. Our stores receive merchandise shipments weekly from our distribution centers.

                                USE OF PROCEEDS

     The exchange offer is intended to satisfy most of our obligations under the registration rights agreement that we entered into relating to the old Notes. We will not receive any proceeds from the exchange offer. You will receive, in exchange for old Notes tendered by you in the exchange offer, new Notes in like principal amount. The old Notes surrendered in exchange for the new Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the new Notes will not result in any increase of our outstanding debt. The net proceeds from the offering of the old Notes was approximately $198,168,000, after deducting the discount to the initial purchasers and estimated offering expenses, and those proceeds were used to repay our outstanding short-term debt and for general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization at April 28, 2000 (unaudited) and as adjusted to give effect to the sale of the old Notes and the use of the proceeds therefrom. The table should be read in conjunction with our consolidated financial statements and the notes to those consolidated financial statements incorporated by reference herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                   APRIL 28, 2000
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................  $   28,397    $   45,165
                                                              ==========    ==========
Short-term debt:
  Short-term borrowings(1)..................................  $  181,400    $        0
  Current portion of long-term debt.........................       1,554         1,554
  Other short-term debt.....................................           0             0
                                                              ----------    ----------
          Total short-term debt.............................  $  182,954    $    1,554
                                                              ----------    ----------
Long-term debt:
  Senior unsecured notes....................................  $        0    $  200,000
  Other long-term debt......................................       2,240         2,240
                                                              ----------    ----------
          Total long-term debt..............................  $    2,240    $  202,240
                                                              ----------    ----------
Shareholders' equity:
  Preferred stock(2)........................................  $        0    $        0
  Common stock(3)...........................................     164,155       164,155
  Additional paid-in capital................................     235,619       235,619
  Retained earnings.........................................     507,732       507,732
                                                              ----------    ----------
          Total shareholders' equity........................  $  907,506    $  907,506
                                                              ----------    ----------
          Total capitalization..............................  $1,092,700    $1,111,300
                                                              ==========    ==========

---------------
(1) Consists primarily of borrowings under our $175 million revolving credit facility. At June 20, 2000, we had $140 million of cash borrowings under this revolving credit facility and $108.5 million of cash borrowings under other short-term bank lines of credit. The net proceeds from the sale of the Notes were used to repay a substantial portion of these short-term borrowings.

(2) 10,000,000 shares authorized, $.50 stated value, of which no shares were issued and outstanding at April 28, 2000.

(3) 500,000,000 shares authorized, $.50 par value, of which 328,310,000 shares were issued and outstanding at April 28, 2000 (as adjusted to reflect the 5 for 4 stock split effective May 22, 2000).

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The selected consolidated financial data of Dollar General for the five years ended January 31, 1996, January 31, 1997, January 30, 1998, January 29, 1999 and January 28, 2000 are derived from the audited consolidated financial statements of Dollar General. The audited consolidated financial statements were audited by PricewaterhouseCoopers LLP for the fiscal years ended January 31, 1996 and 1997 and were audited by Deloitte & Touche LLP for each of the three most recent fiscal years. The consolidated financial statements as of January 29, 1999 and January 28, 2000, and for each of the years in the three year period ended January 28, 2000, and the report therein, are incorporated by reference in this prospectus. The selected financial data for each of the three-month periods ended April 30, 1999 and April 28, 2000 are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring items, which Dollar General's management considers necessary for a fair presentation of the financial position and the results of operations for these periods. The results for the interim periods may not be indicative of the results for a full year. The unaudited interim financial statements as of April 28, 2000 and April 30, 1999, and each of the three-month periods ending on these dates, are incorporated by reference in this prospectus. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, included or incorporated by reference in this prospectus.

                                                                                                       THREE MONTHS
                                                   FISCAL YEAR ENDED JANUARY,                          ENDED APRIL,
                                 --------------------------------------------------------------   -----------------------
                                    1996         1997         1998         1999         2000         1999         2000
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                    (AMOUNTS IN THOUSANDS, EXCEPT NUMBER OF STORES, PER SHARE DATA AND OPERATING DATA)
INCOME STATEMENT DATA:
  Net sales....................  $1,764,188   $2,134,398   $2,627,325   $3,220,989   $3,887,964   $  844,593   $  997,079
  Gross profit.................     503,619      604,795      742,135      905,877    1,097,791      225,947      272,709
  Operating profit.............     148,907      189,676      235,543      289,264      349,302       57,896       70,831
  Interest expense.............       7,361        4,659        3,764        8,349        5,157          879        1,278
  Net income...................      87,818      115,100      144,628      182,033      219,427       36,348       44,340
  Earnings per common share(1):
    Basic......................  $     0.39   $     0.41   $     0.51   $     0.65   $     0.71   $     0.13   $     0.13
    Diluted....................        0.26         0.34         0.43         0.54         0.65         0.11         0.13
  Cash dividends per common
    share(1):..................        0.04         0.05         0.07         0.08         0.10         0.03         0.03
  Weighted average shares
    outstanding(1):
    Basic......................     272,842      275,186      275,781      276,321      305,024      278,511      329,476
    Diluted....................     334,546      336,353      334,941      335,498      336,963      336,376      334,399
BALANCE SHEET DATA:
  Total assets.................  $  679,996   $  718,147   $  914,838   $1,211,784   $1,450,941   $1,325,426   $1,518,270
  Long-term debt...............       3,278        2,582        1,294          786        1,200          647        2,240
  Shareholders' equity.........     420,011      485,529      583,896      725,761      925,921      787,447      907,506
SELECTED OPERATING DATA:
  Gross margin.................        28.5%        28.3%        28.3%        28.1%        28.2%        26.8%        27.4%
  Operating margin.............         8.4          8.9          9.0          9.0          9.0          6.9          7.1
  Net income margin............         5.0          5.4          5.5          5.7          5.6          4.3          4.4
  Ratio of earnings to fixed
    charges(2).................         5.7x         6.5x         8.2x         7.0x         7.2x         6.8x         7.1x
  EBITDA(3)....................  $  138,350   $  174,152   $  274,277   $  342,376   $  413,246   $   72,722   $   89,438

---------------
(1) As adjusted to give retroactive effect to all common stock splits.

(2) For purposes of computing the ratio of earnings to fixed charges, earnings consists of income before taxes on income and fixed charges, and fixed charges consists of interest expense, amortization of debt discount and expense and one-third of rental expense, deemed representative of an estimate of the interest portion of rental expense.

(3) EBITDA means operating profit plus depreciation and amortization. While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles ("GAAP") and should not be considered as an indicator of operating performance or alternatives to cash flow (as measured by GAAP) as a measure of liquidity, the calculations of EBITDA contained herein are included to provide additional information with respect to Dollar General's ability to meet its future debt service, capital expenditure, rental and working capital requirements.

                                                                 FISCAL YEAR ENDED JANUARY,
                                                    ----------------------------------------------------
                                                      1996       1997       1998       1999       2000
                                                    --------   --------   --------   --------   --------
Net cash provided by (used in) operating
  activities......................................   (17,769)  $170,091   $139,119   $218,610   $140,357
Net cash used in investing activities.............   (60,521)   (84,411)   (73,889)  (140,110)   (85,517)
Net cash (used in) provided by financing
  activities......................................    49,589    (83,461)   (64,665)   (63,334)   (18,345)
Return on average assets..........................      14.4%      16.5%      17.7%      17.1%      16.5%
Return on average equity..........................      23.6%      25.4%      27.0%      27.8%      26.6%
Number of retail stores at end of period..........     2,416      2,734      3,169      3,687      4,294
Net sales per selling square foot for
  same-stores.....................................  $    129   $    135   $    141   $    148   $    151
Change in same-store net sales....................       5.1%       8.2%       8.4%       8.3%       6.4%

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following section is substantially similar to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our most recent Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q, which have been filed with the SEC. You should read this section together with the consolidated financial statements included in those reports. To obtain a copy of our most recent Annual Report and Quarterly Report, see "Available Information."

     The following text contains references to years 2001, 2000, 1999, 1998 and 1997 which represent fiscal years ending February 1, 2002, February 2, 2001, January 28, 2000, January 29, 1999, and January 30, 1998, respectively. References to the first quarter of 2000 and the first quarter of 1999 represent the fiscal quarters ending April 28, 2000 and April 30, 1999, respectively. This discussion and analysis should be read with, and is qualified in its entirety by, the consolidated financial statements and the notes thereto.

GENERAL

     During 1999, Dollar General achieved record sales and earnings and continued its rapid pace of new store openings. From 1995 through 1999, we had a compound annual growth rate of 21.8% in net sales and 24.4% in net income. For the first quarter of 2000, net sales increased 18.1% as compared to the same period in 1999 and net income increased 22.0% over the comparable 1999 period.

     For the twelfth consecutive year, we increased our total number of store units. We opened 646 new stores in 1999, compared with 551 in 1998 and 468 in 1997. In 1999, we remodeled or relocated 409 stores, compared with 351 in 1998 and 195 in 1997. During the last three years, we opened, remodeled or relocated 2,620 stores, accounting for approximately 60% of the total stores as of January 28, 2000. At April 28, 2000, we operated 4,510 stores as a result of opening 239 new stores, remodeling or relocating 87 stores and closing 23 stores in the first quarter of 2000. In 2000, we anticipate opening an aggregate 675 to 700 new stores and relocating approximately 200 to 250 existing stores. We will continue to focus on opening stores within 200 miles of our distribution centers.

     The new store additions and relocations in 1999 and through the first quarter of 2000, net of 62 closed stores, added an aggregate of approximately
6.9 million selling square feet to our total sales space, providing us with an aggregate of approximately 30.6 million selling square feet at April 28, 2000. Our average store measured approximately 6,800 selling square feet at April 28, 2000, 6,700 selling square feet at fiscal year end 1999 and 6,400 selling square feet at fiscal year end 1998 and 1997.

     In 1998, we introduced a preferred development program to support continued new store growth. This program enables us to partner with established development firms to build stores in markets where existing, acceptable retail space is unavailable. We opened 141 new stores through this program in 1999 and 50 new stores in 1998. In 2000, we plan to open approximately 200 preferred development stores. In 1999, the average size of a new preferred development store increased to approximately 7,700 selling square feet from 6,500 in 1998.

     In the second quarter of 1999, we completed a 450,000 square foot expansion of our Ardmore, Oklahoma distribution center. In the third quarter of 1999, we opened our seventh distribution center, a 1.2 million square foot facility located in Fulton, Missouri. This opening was achieved with minimal disruption to the flow of merchandise to stores. We plan to open an eighth distribution center in Alachua, Florida in the second half of 2000. Continuing to support our rapidly growing store base and improving distribution efficiencies, we intend to open our ninth distribution center in Zanesville, Ohio in the first half of 2001. On April 19, 2000, we announced the closing of our Homerville, Georgia distribution center. This 500,000 square foot facility is being closed because the physical constraints of the facility prevent it from adequately serving the needs of the Dollar General stores it supplies.

     During 1999, we developed a new distribution center merchandise replenishment system, expanded electronic data interchange capabilities and installed a new transportation management system to improve routing and loading efficiencies. In 2000, we began the two-year implementation of a new store technology platform. In the first half of 2000, we installed faster, more reliable flatbed scanners in all stores. In the second quarter of 2000, we have initiated a register replacement program for existing stores. We plan to install new registers in approximately 1,700 stores in 2000 and in all remaining stores in 2001. We also plan to establish a perpetual inventory system in approximately 75% of our stores by year-end. These upgrades will enable us to gather more accurate sales and inventory information and to expand the utilization of automatic inventory replenishment. In addition to replacing several administrative legacy systems, we will also upgrade our financial and human resources systems to improve processes and enhance reporting capabilities.

RESULTS OF OPERATIONS

     The nature of our business is seasonal. Historically, our sales in the fourth quarter have been higher than our sales in each of the first three quarters of the fiscal year. Thus, our expenses, and to a greater extent our operating income, vary by quarter. Results of a period shorter than a full year may not be indicative of results expected for the entire year. Furthermore, comparing any period to a period other than the same period of a previous year may reflect the seasonal nature of our business.

  Three Months Ended April 28, 2000 and April 30, 1999

     Net Sales. Net sales for the first three months of 2000 increased $152.5 million, or 18.1%, to $997.1 million from $844.6 million for the comparable period in 1999. The increase resulted from 658 net additional stores being in operation as of April 28, 2000, as compared with April 30, 1999, and an increase of 4.0% in same-store sales. The increase in same-store sales for the three months ended April 28, 2000 was primarily driven by continued improvements in our consumable basic merchandise mix. Same-store sales growth resulted in a 5.7% increase for the same period last year, which was driven by improved in-stock levels and improvements in our consumable basic merchandise mix. We define same-stores as those stores which were opened before the beginning of the prior fiscal year and which have remained open throughout both the prior and current fiscal years.

     During the second quarter of 2000, we are planning to convert all stores to a new merchandise layout. Approximately 500 new items will be added to the new store layout and approximately 700 items will be deleted. While we are excited about the prospects of the new merchandising program, management anticipates sales will be negatively impacted while the stores move fixtures and set the new layout. For the second quarter of 2000, management anticipates net sales to increase 12-14% and same-store sales to be approximately flat.

     Gross Profit. Gross profit for the first three months of 2000 was $272.7 million, or 27.4% of net sales, compared with $225.9 million, or 26.8% of net sales, in the same period last year. Higher markup, lower shrinkage accrual and lower distribution and transportation expense are the primary reasons for this increase. Management anticipates gross profit as a percentage of net sales to increase slightly for the second quarter of 2000 primarily as a result of higher initial markup on purchases.

     Selling, General and Administrative Expense. Selling, general and administrative ("SG&A") expense for the first three months of 2000 totaled $201.9 million, or 20.3% of net sales, compared with $168.1 million, or 19.9% of net sales, during the comparable period last year. Total SG&A expense increased primarily as a result of 658 net additional stores being in operation as compared to the comparable three-month period last year. Lower than expected sales also negatively impacted SG&A expense as a percentage of net sales in the first quarter of 2000. For the second quarter of 2000, management anticipates SG&A as a percentage of net sales to increase compared to the second quarter of 1999 as a result of flat same-store sales.

     Interest Expense. Interest expense increased to $1.3 million in the first quarter of 2000, as compared to $0.9 million during the comparable period last year. This increase is the result of higher short-term borrowings primarily due to the repurchase of $65.5 million of common stock in the first quarter. Management anticipates interest expense to be slightly higher as a percentage of net sales for the second quarter of 2000 compared with the second quarter of 1999.

     Provision for Taxes on Income. The effective income tax rate was 36.25% for the three-month periods ended April 28, 2000 and April 30, 1999. Management anticipates the rate to be approximately 36.25% for the second quarter of 2000.

  Fiscal Years Ended January 28, 2000, January 29, 1999 and January 30, 1998

     Net Sales. Net sales totaled $3.89 billion for 1999, $3.22 billion for 1998 and $2.63 billion for 1997. These totals represent annual increases of 20.7% in 1999, 22.6% in 1998 and 23.1% in 1997. These increases resulted from 607 net new stores and a same-store net sales increase of 6.4% in 1999, 518 net new stores and a same-store net sales increase of 8.3% in 1998, and 435 net new stores and a same-store net sales increase of 8.4% in 1997. The increase in same-store sales for 1999 resulted from continued improvements in our consumable basic merchandise mix and improved in-stock levels. The same-store sales increase for 1998 was primarily driven by the addition of 700 faster-turning consumable items to the merchandise mix and refurbishing more than 2,400 stores to a new prototype reflecting a 65% hardlines/35% softlines space allocation versus the previous 50%/50% allocation. In 2000, management anticipates total sales will increase at least 20% and same-store sales will increase 5 to 7%.

     Gross Profit. Gross profit for 1999 was $1.10 billion compared with $905.9 million in 1998 and $742.1 million in 1997. Gross profit as a percentage of net sales was 28.2% for 1999 compared with 28.1% for 1998 and 28.3% for 1997. The 1999 result includes an increase in distribution expense as a percentage of net sales, reflecting higher occupancy costs due to operating one additional distribution center. This increase was partially offset by lower markdowns and inventory shrinkage, both as a percentage of net sales. The 1998 result reflects an increase in inventory shrinkage as a percentage of net sales offset slightly by reduced distribution expense as a percentage of net sales and higher initial mark-up. In 1999, inventory shrinkage was 2.2% of net sales compared with 2.5% in 1998 and 2.2% in 1997. In 2000, management anticipates gross margin will decrease slightly, reflecting higher distribution center expense associated with operating an additional distribution center and lower initial markup on purchases.

     Selling, General and Administrative Expense. Total SG&A expense as a percentage of net sales was 19.3% in 1999, compared with 19.1% in 1998 and 19.3% in 1997. SG&A expense for 1999 was $748.5 million, compared with $616.6 million in 1998 and $506.6 million in 1997. In 1999, the higher SG&A expense as a percentage of net sales resulted primarily from higher store labor and rent expense. In 1998, the lower SG&A as a percentage of net sales resulted primarily from (a) lower advertising costs through the elimination of the December direct-mail circular and (b) lower employee incentive compensation offset slightly by an increase in workers' compensation expense. All other SG&A expense categories as a percentage of net sales remained relatively flat. In 2000, management anticipates leveraging SG&A expense as a percentage of net sales resulting in a modest improvement in operating margin.

     Interest Expense. In 1999, interest expense was $5.2 million compared with $8.3 million in 1998 and $3.8 million in 1997. The decreased interest expense in 1999 resulted primarily from lower average short-term borrowings as a result of cash received from sale/leasebacks. The increased interest expense in 1998 resulted primarily from increased short-term borrowings used to finance the additional inventory required to supply two new distribution centers and 518 net new stores and from the timing of our repurchase of common stock. Daily average total debt outstanding equaled $132.9 million during 1999 compared with $153.2 million in 1998 and $74.8 million in 1997. Management expects that interest expense as a percentage of net sales for 2000 will be higher, reflecting increased costs associated with financing greater capital expenditures.

     Provision for Taxes on Income. The effective income tax rates for 1999, 1998 and 1997 were 36.2%, 35.2% and 37.6%, respectively. The effective tax rate decreased between 1997 and 1999 primarily as a result of effective tax planning strategies. The 1998 effective tax rate also reflects a one-time tax benefit resulting from the change of state of incorporation to Tennessee from Kentucky. Management anticipates the effective tax rate for 2000 to be approximately 36.2%.

     Net Income. For the fourth consecutive year, we increased net income by more than 20%. In 1999, net income totaled $219.4 million (a 20.5% increase), compared with $182.0 million (a 25.9% increase) in

1998 and $144.6 million (a 25.6% increase) in 1997. In 2000, management anticipates earnings to increase at least 20%.

     Return on Equity and Assets. The ratio of net income to average shareholders' equity was 26.6% in 1999, compared with 27.8% in 1998 and 27.0% in 1997. Return on average assets was 16.5% in 1999 compared with 17.1% in 1998 and 17.7% in 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Working Capital. Working capital was $584.0 million at April 28, 2000, compared with $486.4 million at April 30, 1999. Working capital increased to $623.2 million in 1999, compared with $423.8 million in 1998 and $359.0 million in 1997. The ratio of current assets to current liabilities (current ratio) was
2.1 at April 28, 2000 and 2.3 at January 28, 2000, compared with 1.9 at April 30, 1999 and January 28, 2000 and 2.2 at January 30, 1998.

     Cash Flows from Operating Activities. Net cash used by operating activities totaled $105.0 million during the first three months of 2000, compared to $126.4 million for the comparable period last year. The decrease in use of cash was primarily the result of a smaller increase in inventories this year as compared to last year. A decrease in existing store inventories and lower distribution center inventories partially offset the increased inventory required to support operating 658 additional stores and one additional distribution center.

     Net cash provided by operating activities was $140.4 million in 1999, compared with $218.6 million in 1998 and $139.1 million in 1997. This decrease in net cash was primarily driven by decreased accrued expenses as a result of the advances received in 1998 from the sale/leasebacks of the South Boston, Virginia distribution center expansion and the Ardmore, Oklahoma distribution center. In 1998, the increased cash generated from net income before depreciation and deferred taxes was offset partially by the increased inventory levels required to stock the Indianola, Mississippi and Villa Rica, Georgia distribution centers, the 518 net new stores and the new basic apparel program.

     Cash Flows from Investing Activities. Net cash used by investing activities totaled $45.4 million during the first three months of 2000, compared to $9.0 million in the comparable period last year. The increase in cash used by investing activities was primarily the result of proceeds received in 1999 from the sale/leaseback of the South Boston, Virginia distribution center expansion. Current period cash used resulted from $45.5 million in capital expenditures, primarily in connection with opening 239 new stores during the first three months of 2000.

     Capital expenditures in 1999 totaled $152.7 million, compared with $140.3 million in 1998 and $107.7 million in 1997. We opened 646 new stores and relocated or remodeled 409 stores at a cost of $74.4 million in 1999. Capital expenditures for new, relocated and remodeled stores totaled $61.6 million and $39.4 million during 1998 and 1997, respectively.

     Distribution-related capital expenditures totaled $43.2 million in 1999, resulting primarily from costs associated with the 450,000 square foot expansion of the Ardmore, Oklahoma distribution center and the purchase of new delivery trailers. In 1998, we spent $45.9 million, primarily on costs associated with the 484,000 square foot expansion of the South Boston, Virginia distribution center and the purchase of new delivery trailers. In 1997, we spent $26.2 million, primarily on costs associated with the expansion of the Scottsville, Kentucky distribution center and the purchase of new delivery trailers.

     During 1998, we entered into agreements to sell and leaseback the Ardmore, Oklahoma distribution center (including the expansion) and the expansion of the South Boston, Virginia distribution center. We received cash advances on these sales which were included in accrued expenses as of January 29, 1999. During 1999, the construction of these expansions was completed and we recorded the sales of these properties.

     Capital expenditures during 2000 are projected to be approximately $270-280 million. This includes approximately $202 million for new stores, remodels and relocations, including $122 million for the construction of company-owned stores; approximately $18 million for upgrading existing stores to the new technology platform; and approximately $17 million for transportation equipment and logistics technology. We anticipate funding 2000 capital expenditures with cash flow from operations, borrowings under existing credit facilities and the proceeds of this offering.

     Cash Flows from Financing Activities. Total debt at April 28, 2000 (including current maturities and short-term borrowings) was $185.2 million, compared with $114.9 million at April 30, 1999. Total debt at January 28, 2000 was $2.4 million, compared with $1.5 million in 1998 and $24.7 million in 1997. Long-term debt at April 28, 2000 and January 28, 2000 was $2.2 million and $1.2 million, respectively, compared with $0.6 million, $0.8 million and $1.3 million, respectively, at April 30, 1999, January 29, 1999 and January 30, 1998. The average daily short-term debt was $132.9 million in 1999, compared with $153.2 million in 1998 and $74.8 million in 1997. We paid off all short-term borrowings at fiscal year end 1999 with internally generated funds.

     Because of the significant impact of seasonal buying, for example, spring and December holiday purchases, our working capital requirements vary significantly during the year. In 1999, these working capital requirements were financed by short-term borrowings under our $175 million revolving credit agreement (the "revolver") and seasonal bank lines of credit totaling $105 million at January 28, 2000. We had short-term borrowings of $181.4 million outstanding as of April 28, 2000 and $113.6 million as of April 30, 1999. Our maximum outstanding short-term indebtedness in 1999 was $218.8 million in November 1999, compared with $312.6 million in October 1998. Seasonal bank lines of credit are subject to renewal on various dates throughout 2000, and we currently anticipate that these agreements will be renewed. Management believes the existing revolver and seasonal bank lines will be sufficient to fund its working capital requirements in 2000. Seasonal working capital expenditure requirements will continue to be met through cash flow provided by operations supplemented by the revolving credit/term loan facility and short-term bank lines of credit.

     In the first quarter of 2000, we repurchased approximately 3.6 million shares of common stock for an aggregate purchase price of $65.5 million. In 1999, we repurchased approximately 2.8 million shares of common stock for an aggregate purchase price of $50.7 million. Under the current authorization from the Board of Directors, we can repurchase approximately 1.4 million additional shares.

MARKET RISK

     We are subject to market risk from exposure to changes in interest rates based on our financing, investing and cash management activities. We utilize a credit facility to fund seasonal working capital requirements which is comprised of variable rate debt.

     With certain instruments entered into for other than trading purposes, we have exposure to market risk for changes in interest rates primarily related to our revolving and seasonal lines of credit and certain lease obligations. Under these obligations, we have cash flow exposure due to our variable interest rates.

     We seek to manage this interest rate risk through the use of interest rate swaps. In 1999, we entered into interest rate swap agreements totaling $200 million which are scheduled to be in place through February 2001, at which time the counterparties have the option to extend the agreements through 2002. These swap agreements exchange our floating interest rate exposure to a fixed interest rate. We will pay a weighted average fixed rate of 5.14% on the $200 million notional amount. The fair value of the interest rate swap agreements was $2.9 million at April 28, 2000. These swap agreements replaced four interest rate swap agreements totaling $200 million and exchanging floating rate exposure to a fixed interest rate.

     A 1% change in interest rates would have resulted in a pre-tax expense fluctuation of approximately $3.6 million and $1.5 million in 1999 and 1998, respectively. In 2000, we do not anticipate this expense fluctuation to vary materially from the estimated impact on 1999.

EFFECTS OF INFLATION AND CHANGING PRICES

     We believe that inflation and/or deflation had a minimal impact on our overall operations during 1999, 1998 and 1997. In particular, the effect of deflation on cost of goods sold has been minimal as reflected by the small fluctuations in LIFO reserves in 1999, 1998 and 1997.

ACCOUNTING PRONOUNCEMENTS

     We will adopt Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," for the fiscal year ending February 1, 2002. We are in the process of analyzing the impact of the adoption of this Statement. We will adopt SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," during the quarter ended February 2, 2001. We do not expect this Bulletin to have a material impact on our financial statements.

YEAR 2000

     To date, we have not experienced any major computer system problems or interruptions of our business related to Year 2000 issues. Our Year 2000 remedial efforts cost approximately $510,000. This expense excludes the costs of previously planned software implementations and the salaries of existing employees involved in the Year 2000 remedial efforts. Costs were expensed when incurred. Although we do not anticipate any material future problems related to Year 2000 issues, there is no guarantee that such problems will not arise in the future. We do, however, maintain a comprehensive business continuity plan that addresses potential business interruptions such as the occurrence of unidentified Year 2000 issues.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     We have incorporated by reference or made forward-looking statements in this prospectus, and may make other written or oral statements with the approval of an authorized executive officer of Dollar General, that are subject to risks and uncertainties. Forward-looking statements include those statements preceded by, followed by or that otherwise include the words or phrases: "believes," "expects," "anticipates," "projects," "intends," "should result," "estimates" or other similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     You should understand that the following important factors, in addition to those discussed elsewhere in this prospectus and the documents which are incorporated herein by reference, could affect the future results of Dollar General and could cause those results to differ materially from those expressed in our forward-looking statements:

     - general transportation and distribution delays or interruptions;

     - inventory risks due to shifts in market demand;

     - changes in our product mix;

     - interruptions in the business of our suppliers;

     - fuel price and interest rate fluctuations;

     - costs and delays associated with building, opening and operating new distribution centers and stores;

     - increased competition;

     - ability to continue to purchase inventory on favorable terms and to accomplish new merchandising initiatives; and

     - conditions affecting the availability, acquisition and development of real estate and our ability to obtain leases on favorable terms.

     Caution should be taken not to place undue reliance on forward-looking statements, since the statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Additional information concerning the risks and uncertainties listed above and other factors you may wish to consider are set forth in our Annual Report on Form 10-K for the year ended January 28, 2000 and other reports we file from time to time with the SEC. See "Available Information."

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     We sold the old Notes on June 21, 2000 to Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and Wachovia Securities, Inc. pursuant to a purchase agreement. These initial purchasers subsequently sold the old Notes to "qualified institutional buyers," as defined in Rule 144A under the Securities Act, in reliance on Rule 144A.

     As a condition to the initial sale of the old Notes, Dollar General, its subsidiaries that guaranteed the Notes and the initial purchasers entered into a registration rights agreement. Pursuant to the registration rights agreement, we agreed to:

     - file an exchange offer registration statement with the SEC on or prior to 90 days after the original issue date of the old Notes,

     - use our reasonable best efforts to have the exchange offer registration statement declared effective by the SEC within 180 days after the original issue date of the old Notes,

     - unless the exchange offer would not be permitted by applicable law or SEC policy, commence the exchange offer and use our reasonable best efforts to issue on or prior to 40 days after the date on which the exchange offer registration statement has been declared effective by the SEC, exchange new Notes in exchange for all old Notes tendered prior thereto in the exchange offer, and

     - if obligated to file a shelf registration statement, use our reasonable best efforts to file the shelf registration statement with the SEC as promptly as practicable but in no event more than 90 days after such filing obligation arises and to thereafter cause the shelf registration statement to be declared effective by the SEC as promptly as practicable thereafter.

     The registration rights agreement provides that we will be required to pay additional interest on the old Notes over and above the regular interest of the old Notes:

     - if on or prior to 90 days following the original issue date of the old Notes or the date on which we become obligated to file a shelf registration statement, neither the exchange offer registration statement nor a shelf registration statement has been filed with the SEC;

     - if on or prior to 180 days following the original issue date of the old Notes or the date on which we become obligated to file a shelf registration statement, neither the exchange offer registration statement nor a shelf registration statement has been declared effective by the SEC;

     - if on or prior to 40 days after the date on which the exchange offer registration statement has been declared effective, the exchange offer has not been consummated; or

     - if after either the exchange offer registration statement or the shelf registration statement is declared effective, (a) such registration statement thereafter ceases to be effective, or (b) such registration statement or the related prospectus ceases to be unable (except as permitted in the registration rights agreement) in connection with exchanges of the Notes or resales of transfer restricted securities, as applicable during the periods specified therein because either (x) any event occurs as a result of which the related prospectus forming part of such registration statement would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or (y) it shall be necessary to amend such registration statement or supplement the related prospectus to comply with the Securities Act or the Exchange Act or the respective rules thereunder.

     Once we complete this exchange offer, we will no longer be required to pay additional interest on the old Notes.

     We agreed to issue and exchange the new Notes for all old Notes validly tendered and not validly withdrawn prior to the expiration of the exchange offer. A copy of the registration rights agreement has been filed as an exhibit to the registration statement which includes this prospectus. The filing of the registration statement is intended to satisfy most of our obligations under the registration rights agreement and the purchase agreement.

     The term "holder" with respect to the exchange offer means any person in whose name old Notes are registered on the trustee's books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old Notes are held of record by The Depository Trust Company (the "Depositary" or "DTC") who desires to deliver the old Notes by book-entry transfer at DTC.

TERMS OF THE EXCHANGE OFFER

     Based on the terms and conditions in this prospectus and in the letter of transmittal, we will issue $1,000 principal amount of new Notes in exchange for each $1,000 principal amount of outstanding old Notes properly surrendered pursuant to the exchange offer and not withdrawn prior to the expiration date. Old Notes may be surrendered only in integral multiples of $1,000. The form and terms of the new Notes are the same as the form and terms of the old Notes, except that

     - the new Notes will be registered under the Securities Act and, therefore, the new Notes will not bear legends restricting the transfer of the new Notes and

     - holders of the new Notes will not be entitled to any of the registration rights and additional interest of holders of old Notes under the registration rights agreement, which will terminate upon the consummation of the exchange offer.

     The new Notes will evidence the same indebtedness as the old Notes, which they replace, and will be issued under, and be entitled to the benefits of, the same indenture that authorized the issuance of the old Notes. As a result, both series of Notes will be treated as a single class of debt securities under the indenture.

     As of the date of this prospectus, $200 million in aggregate principal amount of the old Notes is outstanding. Solely for reasons of administration, we have fixed the close of business on August 4, 2000 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. There will be no fixed record date for determining holders of the old Notes entitled to participate in this exchange offer.

     In connection with the exchange offer, the indenture governing the Notes does not give you any appraisal or dissenters' rights. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the related SEC rules and regulations.

     For all relevant purposes we will be regarded as having accepted properly surrendered old Notes if and when we give oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the surrendering holders of old Notes for the purposes of receiving the new Notes from us.

     If you surrender old Notes in the exchange offer, you will not be required to pay brokerage commissions or fees. In addition, subject to the instructions in the letter of transmittal, you will not have to pay transfer taxes for the exchange of old Notes. We will pay all charges and expenses, other than certain applicable taxes described under "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     We will keep the exchange offer open for not less than 30 days, or longer if required by applicable law, after the date that we first mail notice of the exchange offer to the holders of the old Notes. The "expiration date" is 5:00 p.m., New York City time on September 11, 2000 unless we extend the exchange offer, in which case the expiration date is the latest date and time to which we extend the exchange offer.

     In order to extend the exchange offer, we will

     - notify the exchange agent of any extension by oral or written notice and

     - issue a press release or other public announcement which would include disclosure of the approximate number of old Notes deposited and which would be issued prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     We reserve the right

     - to delay accepting any old Notes,

     - to extend the exchange offer,

     - to terminate or amend the exchange offer, and not accept for exchange any old Notes not previously accepted for exchange, upon the occurrence of any of the events set forth in "-- Conditions of the Exchange Offer" by giving oral or written notice to the exchange agent or

     - to waive any conditions or otherwise amend the exchange offer in any respect, by giving oral or written notice to the exchange agent.

     Any delay in acceptance, extension, termination or amendment will be followed as soon as practicable by a press release or other public announcement or post-effective amendment.

     If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose that amendment by means of a prospectus supplement or post-effective amendment that will be distributed to the holders. We will also extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders, if the exchange offer would otherwise expire during the five to ten business day period.

     We will have no obligation to publish, advertise or otherwise communicate any public announcement of any delay, extension, amendment or termination that we may choose to make, other than by making a timely release to an appropriate news agency.

INTEREST ON THE NEW NOTES

     The new Notes will accrue cash interest on the same terms as the old Notes at the rate of 8 5/8% per year from June 21, 2000, payable semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2000. Old Notes accepted for exchange will not receive accrued interest thereon at the time of exchange. However, each new Note will bear interest from the most recent date to which interest has been paid on the old Notes, or if no interest has been paid on the old Notes or the new Notes, from June 21, 2000.

RESALE OF THE NEW NOTES

     We believe that you will be allowed to resell the new Notes to the public without registration under the Securities Act, and without delivering a prospectus that satisfies the requirements of Section 10 of the Securities Act, if you can make the representations set forth above under "Summary -- Summary of the Terms of the Exchange Offer -- Procedures for Participating in the Exchange Offer" on page 4. However, if you intend to participate in a distribution of the new Notes, you must comply with the registration requirements of the Securities Act and deliver a prospectus, unless an exemption from registration is otherwise available. In addition, you will be subject to additional restrictions if you are an "affiliate" of Dollar General as defined under Rule 405 of the Securities Act. You will be required to represent to Dollar General in the letter of transmittal accompanying this prospectus that you meet these conditions exempting you from the registration requirements.

     Our belief is based on interpretations of the SEC for other exchange offers that the SEC expressed in some of its no-action letters to other issuers in exchange offers like ours. However, we have not asked the

SEC to consider this particular exchange offer in the context of a no-action letter. Therefore, you cannot be certain that the SEC will treat it in the same way it has treated other exchange offers in the past.

     A broker-dealer that has bought old Notes for market-making or other trading activities must deliver a prospectus in order to resell any new Notes it has received for its own account in the exchange. This prospectus may be used by a broker-dealer to resell any of its new Notes. We have agreed in the registration rights agreement to send this prospectus to any broker-dealer that requests copies in the letter of transmittal for a period of up to 180 days after the registration statement relating to this exchange offer is declared effective. See "Plan of Distribution" for more information regarding broker-dealers.

PROCEDURES FOR TENDERING

  General Procedures

     If you wish to surrender old Notes, you must

     - complete, sign and date the letter of transmittal, or a facsimile thereof,

     - have the signatures guaranteed if required by the letter of transmittal and

     - mail or deliver the letter of transmittal or the facsimile to the exchange agent at the address appearing below under "-- Exchange Agent" for receipt prior to the expiration date.

     In addition, either

     - certificates for your old Notes must be received by the exchange agent along with the letter of transmittal,

     - a timely confirmation of a book-entry transfer of the old Notes into the exchange agent's account at DTC, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date or

     - you must comply with the procedures described below under "-- Guaranteed Delivery Procedures."

     THE METHOD OF DELIVERY TO THE EXCHANGE AGENT OF OLD NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT YOUR ELECTION AND RISK. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. DO NOT SEND THE LETTER OF TRANSMITTAL OR ANY OLD NOTES TO US. YOU MAY REQUEST THAT YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR NOMINEE PERFORM THESE TRANSACTIONS FOR YOU.

     If you do not withdraw your surrender of old Notes prior to the expiration date, you will be regarded as agreeing to surrender the old Notes in accordance with the terms and conditions in this offer.

     If you are a beneficial owner of the old Notes and your old Notes are held through a broker, dealer, commercial bank, trust company or other nominee and you want to surrender your old Notes, you should contact your intermediary promptly and instruct it to surrender the old Notes on your behalf.

  Signatures and guarantee of signatures

     Signatures on a letter of transmittal or a notice of withdrawal described below under "-- Withdrawal of Tenders," as the case may be, generally must be guaranteed by an eligible institution. You can submit a letter of transmittal without guarantee if you surrender your old Notes (1) as a registered holder and you have not completed the box titled "Special Delivery Instruction" on the letter of transmittal or (2) for the account of an eligible institution. In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be made by

     - a member firm of a registered national securities exchange or of the National Association of Securities Dealers,

     - a commercial bank or trust company having an office or correspondent in the United States or

     - an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the letter of transmittal.

     If you sign the letter of transmittal even though you are not the registered holder of any old Notes listed in the letter of transmittal, your old Notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder exactly as the registered holder's name appears on the old Notes.

     In connection with any surrender of old Notes in definitive certificated form, if you sign the letter of transmittal or any old Notes or bond powers in your capacity as trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or if you are otherwise acting in a fiduciary or representative capacity, you should indicate this when signing. Unless waived by us, you must submit with the letter of transmittal evidence satisfactory to us of your authority to act in the particular capacity.

     The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may utilize DTC's automated tender offer program to surrender old Notes.

  Acceptance of tenders

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of surrendered old Notes will be determined by us in our sole discretion, which will be final and binding.

     We reserve the absolute right to reject any and all old Notes not properly surrendered, nor will we accept any old Notes if our acceptance of them would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of surrender as to particular old Notes.

     Unless waived, you must cure any defects or irregularities in connection with surrenders of old Notes within the time period we determine. Although we intend to notify holders of defects or irregularities in connection with surrenders of old Notes, neither we, the exchange agent nor anyone else will be liable for failure to give this notice. Surrenders of old Notes will not be deemed to have been made until any defects or irregularities have been cured or waived.

     We do not currently intend to acquire any old Notes that are not surrendered in the exchange offer or to file a registration statement to permit resales of any old Notes that are not surrendered pursuant to the exchange offer. We reserve the right in our sole discretion to purchase or make offers for any old Notes that remain outstanding after the expiration date. To the extent permitted by law, we also reserve the right to purchase old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any future purchases or offers could differ from the terms of the exchange offer.

  Effect of surrendering old Notes

     By surrendering old Notes pursuant to the exchange offer, you will be telling us that, among other things,

     - you have full power and authority to surrender, sell, assign and transfer the old Notes surrendered,

     - we will acquire good title to the old Notes being surrendered, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sale agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim when the old Notes are accepted by us,

     - you are acquiring the new Notes in the ordinary course of your business,

     - you have no arrangement or understanding with any person to participate in the distribution of the new Notes,

     - you are not an "affiliate," as defined in Rule 405 under the Securities Act, of Dollar General or, if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

     - you acknowledge and agree that if you are not a broker-dealer, you are not engaged in, and you do not intend to be engaged in, the distribution of new Notes,

     - you acknowledge and agree that if you are a broker-dealer registered under the Exchange Act or you are participating in the exchange offer for the purpose of distributing the new Notes, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the new Notes, and you understand that you cannot rely on the position of the SEC's staff in their no-action letters, and

     - you understand that a secondary resale transaction described above and any resales of new Notes obtained by you in exchange for old Notes acquired by you directly from us should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508 of Regulation S-K of the SEC.

     If you are a broker-dealer and you will receive new Notes for your own account in exchange for old Notes that were acquired as a result of market-making activities or other trading activities, you must acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of your new Notes. See "Plan of Distribution."

RETURN OF OLD NOTES

     If any surrendered old Notes are not accepted for any reason described in this prospectus or if old Notes are withdrawn or are submitted for a greater principal amount than you desire to exchange, those old Notes will be returned without expense to (1) the person who surrendered them or (2) in the case of old Notes surrendered by book-entry transfer, into the exchange agent's account at DTC. The old Notes will be credited to an account maintained with DTC as promptly as practicable.

BOOK-ENTRY TRANSFER

     The exchange agent will make a request to establish an account with respect to the old Notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's systems may make book-entry delivery of old Notes by causing DTC to transfer the old Notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. However, although delivery of old Notes may be effected through book-entry transfer at DTC, you have to transmit the letter of transmittal with any required signature guarantees and any other required documents to the exchange agent at the address appearing below under "-- Exchange Agent" for its receipt on or prior to the expiration date or pursuant to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

     If you wish to surrender your old Notes and (1) your old Notes are not readily available so you can meet the expiration date deadline or (2) you cannot deliver your old Notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, you may still participate in the exchange offer if

     - the surrender is made through an eligible institution,

     - prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery substantially in the form provided by us, by facsimile transmission, mail or hand delivery, containing the name and address of the holder, the certificate number(s) of the old Notes, if applicable, and the principal amount of old Notes surrendered. The notice of guaranteed delivery must also state that the surrender is being made thereby and guarantee that, within five New York Stock Exchange trading days after the expiration date, the letter of transmittal, together with the certificate(s) representing the old Notes in proper form for transfer or a book-entry confirmation, and any other required documents, will be deposited by the eligible institution with the exchange agent and

     - the properly executed letter of transmittal, as well as the certificate(s) representing all surrendered old Notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal are received by the exchange agent within five New York Stock Exchange trading days after the expiration date.

     The exchange agent will send you a notice of guaranteed delivery upon your request if you wish to surrender your old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided in this prospectus, you may withdraw your surrender of old Notes at any time prior to the expiration date.

     To withdraw a surrender of old Notes in the exchange offer, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address set forth herein prior to the expiration date. Any notice of withdrawal must

     - specify the name of the person having deposited the old Notes to be withdrawn,

     - identify the old Notes to be withdrawn, including the certificate number or numbers, if applicable, and principal amount of the old Notes and

     - be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old Notes were tendered.

     All questions as to the validity, form, eligibility and time of receipt of notices will be determined by us, in our sole discretion, and our determination shall be final and binding on all parties. Any old Notes so withdrawn will be deemed not to have been validly surrendered for purposes of the exchange offer, and no new Notes will be issued unless the old Notes so withdrawn are validly retendered. Properly withdrawn old Notes may be resurrendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the expiration date.

CONDITIONS OF THE EXCHANGE OFFER

     Notwithstanding any other term of the exchange offer, or any extension of the exchange offer, we do not have to accept for exchange, or exchange new Notes for, any old Notes, and we may terminate the exchange offer before acceptance of the old Notes, if

     - any statute, rule or regulation has been enacted, or any action has been taken by any court or governmental authority that, in our reasonable judgement, seeks to or would prohibit, restrict or otherwise render consummation of the exchange offer illegal, or

     - any change, or any development that would cause a change, in our business or financial affairs has occurred that, in our sole judgment, might materially impair our ability to proceed with the exchange offer or a change that would materially impair the contemplated benefits to us of the exchange offer or

     - a change occurs in the current interpretations by the staff of the SEC that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer.

     If we, in our sole discretion, determine that any of the above conditions is not satisfied, we may

     - refuse to accept any old Notes and return all surrendered old Notes to the surrendering holders,

     - extend the exchange offer and retain all old Notes surrendered prior to the expiration date, subject to the holders' right to withdraw the surrender of the old Notes or

     - waive any unsatisfied conditions regarding the exchange offer and accept all properly surrendered old Notes that have not been withdrawn. If this waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement or post-effective amendment that will be distributed to the holders. We will also extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the holders, if the exchange offer would otherwise expire during the five to ten business day period.

EXCHANGE AGENT

     First Union National Bank is the exchange agent for the exchange offer. You should direct any questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notice of guaranteed delivery to the exchange agent, addressed as follows:

                        BY REGISTERED OR CERTIFIED MAIL:

      First Union National Bank                         First Union National Bank
       150 Fourth Avenue North                               40 Broad Street
             2(nd) Floor                  or                    Suite 550
         Nashville, TN 37219                               New York, NY 10004
      Attention: Susan K. Baker                         Attention: Susan K. Baker

                            TO CONFIRM BY TELEPHONE:
                                 (615) 251-9286

             FACSIMILE TRANSMISSIONS (ELIGIBLE INSTITUTIONS ONLY):
                                 (615) 251-9364

                         BY HAND OR OVERNIGHT DELIVERY:

      First Union National Bank                         First Union National Bank
       150 Fourth Avenue North                               40 Broad Street
             2(nd) Floor                  or                    Suite 550
         Nashville, TN 37219                               New York, NY 10004
      Attention: Susan K. Baker                         Attention: Susan K. Baker

     First Union National Bank also serves as trustee under the indenture.

FEES AND EXPENSES

     We will pay for the expenses of the exchange offer. The principal solicitation is being made by mail. However, additional solicitations may be made by telegraph, facsimile transmission, e-mail, telephone or in person by our officers and regular employees.

     We have not retained a dealer-manager for the exchange offer, and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees and out-of-pocket expenses.

     We will pay any transfer taxes applicable to the exchange of old Notes. If, however, a transfer tax is imposed for any reason other than the exchange, then the amount of any transfer taxes will be payable by the person surrendering the old Notes. If you do not submit satisfactory evidence of payment of taxes or of an exemption with the letter of transmittal, the amount of those transfer taxes will be billed directly to you.

CONSEQUENCE OF FAILURE TO EXCHANGE

     Participation in the exchange offer is voluntary. You are urged to consult your financial and tax advisors in making your decisions on what action to take.

     Old Notes that are not exchanged will remain "restricted securities" within the meaning of Rule 144(a)(3)(iv) of the Securities Act. Accordingly, they may not be offered, sold, pledged or otherwise transferred except

     - to Dollar General,

     - in the United States to a person whom the seller reasonably believes is a qualified institutional buyer (as defined in Rule 144A under the Securities Act) in a transaction meeting the requirements of Rule 144A,

     - outside the United States in an offshore transaction complying with Rule 904 under the Securities Act,

     - pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or

     - pursuant to an effective registration statement under the Securities Act,

in each case in accordance with any applicable securities laws of any State of the United States.

ACCOUNTING TREATMENT

     For accounting purposes, we will recognize no gain or loss as a result of the exchange offer. The expenses of the exchange offer will be amortized over the remaining term of the Notes.

                              DESCRIPTION OF NOTES

     The old Notes were, and the new Notes will be, issued under an indenture dated as of June 21, 2000 among Dollar General, as issuer, its Restricted Subsidiaries, as guarantors, and First Union National Bank, as trustee. The following summary highlights material terms of the indenture. Because this is a summary, it does not contain all of the information that is included in the indenture. You should read the entire indenture, including the definitions of the terms used below. We define some of the capitalized terms used below in the section called "Defined Terms." The indenture is subject to and governed by the Trust Indenture Act of 1939. Copies of the indenture will be available at the corporate trust offices of the trustee.

GENERAL

     The Notes:

     - are senior unsecured obligations of Dollar General;

     - mature on June 15, 2010;

     - bear interest at the rate of 8 5/8% per year from June 21, 2000, or from the most recent interest payment date to which interest has been paid or provided for, commencing on December 15, 2000;

     - are not redeemable prior to maturity at our option;

     - may be repaid on June 15, 2005 at the option of the holders at 100% of the principal amount, plus accrued and unpaid interest; and

     - will not be listed on a national securities exchange.

     Because neither the Notes nor the guarantees are secured, your claim against the assets of our company and our Subsidiaries will be junior to the extent we have granted liens on our assets or our Subsidiaries' assets to the holders of other indebtedness. At June 30, 2000, we had $7.7 million of Secured Debt and our Subsidiaries had no Secured Debt, in each case including capitalized leases.

     The Notes and the indenture are guaranteed by each of our Restricted Subsidiaries. Our future Restricted Subsidiaries, if any, will be required to guarantee the Notes and the indenture under the circumstances described below in the section called "Restrictive Covenants -- Detailed explanation of additional Subsidiary guarantees." Our Unrestricted Subsidiaries (as defined herein) will not be required to provide guarantees of the Notes. Your claim against the assets of any Unrestricted Subsidiary will be effectively junior to the claims of that Subsidiary's own creditors, whether or not those creditors' claims are secured by liens on the assets of that Subsidiary.

     The guarantees:

     - are senior unsecured obligations of each of our Restricted Subsidiaries;

     - rank equally in right of payment with all other unsecured and unsubordinated debt of each of our Restricted Subsidiaries;

     - rank senior in right of payment to all subordinated debt of each of our Restricted Subsidiaries;

     - are effectively junior to the secured obligations of each of our Restricted Subsidiaries, to the extent of the collateral securing those obligations; and

     - will be automatically released upon the occurrence of specified events, as discussed below in the section called "Subsidiary Guarantees."

     The Notes were initially offered in the principal amount of $200,000,000. We may, without the consent of the holders, increase such principal amount in the future on the same terms and conditions and with the same CUSIP number(s) as the Notes being offered hereby. The Notes and any additional notes would be treated as a single class for all purposes under the indenture and will vote together as one class on all matters with respect to the Notes.

     The old Notes were issued in book-entry form in minimum denominations of $1,000 and integral multiples thereof.

PAYMENT OF PRINCIPAL AND INTEREST

     We will pay interest on June 15 and December 15 every year, beginning on December 15, 2000, to the person in whose name each Note, or any predecessor Note, is registered at the close of business on the June 1 or December 1 preceding the relevant interest payment date.

     Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     We will pay principal and interest on the Notes at the offices we maintain in New York City and Nashville, Tennessee for those purposes, which are currently the corporate trust offices of the trustee. The corporate trust offices of the trustee are located at 40 Broad Street, New York, New York and 150 4th Avenue North, Nashville, Tennessee. You may exchange your Notes or register any transfer of Notes at either office as well.

OPTIONAL REPAYMENT

     The Notes may be repaid on June 15, 2005, at the option of the registered holders of the Notes, at 100% of their principal amount, plus accrued and unpaid interest to June 15, 2005. In order for a holder to exercise this option, we must receive at the offices we maintain in New York City or Nashville, Tennessee for those purposes, which are currently the corporate trust offices of the trustee, during the period beginning on April 15, 2005 and ending at 5:00 p.m., New York City time, on May 15, 2005 (or, if May 15, 2005 is not a business day, the next succeeding business day), the Note being repaid with the form on the reverse side of the Note duly completed. Any notice we receive during the period beginning on April 15, 2005 and ending at 5:00 p.m., New York City time, on May 15, 2005, or the next succeeding business day, if applicable, will be irrevocable. You may exercise this repayment option for less than the entire principal amount of the Notes you hold, so long as the principal amount to be repaid is equal to $1,000 or an integral multiple of $1,000. We will determine all questions as to the validity, form and eligibility, including time of receipt, and acceptance of any Note for repayment. Our determination will be final and binding.

     Our failure to repay the Notes when required as described in the preceding paragraph will result in an event of default under the indenture.

     The Notes are not redeemable prior to maturity at our option. However, we may at any time and from time to time purchase Notes in the open market or otherwise.

     As long as the Notes are represented by a global note, the nominee of the Depositary (as defined herein) will be the registered holder of the Notes and therefore will be the only entity that can exercise a right of repayment. See "Book-Entry; Delivery and Form."

SUBSIDIARY GUARANTEES

     Each of our current and future Restricted Subsidiaries will jointly and severally guarantee our obligations under the Notes and the indenture, subject to release as described in the following paragraph. Each guarantee will rank equally in right of payment with all other unsecured and unsubordinated debt of that Restricted Subsidiary, including obligations under our Existing Credit Facility. Each guarantee will also be senior in right of payment to any future subordinated Indebtedness of that Restricted Subsidiary. The obligations of each Restricted Subsidiary under its guarantee will be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance under applicable law.

     The guarantee of a Restricted Subsidiary of the Notes and the indenture will be released automatically upon:

     - the release of all payment obligations of that Restricted Subsidiary relating to any existing or future Indebtedness under one or more Credit Facilities of Dollar General, that Subsidiary or any of our other Restricted Subsidiaries; provided, that in the event that any Indebtedness under one or more Credit Facilities is subsequently incurred or guaranteed by that released Restricted Subsidiary, we will cause that Subsidiary to unconditionally guarantee all of our obligations under the Notes and the indenture on the terms set forth in the indenture and execute and deliver further documents as described below in the section called "Restrictive Covenants -- Detailed explanation of additional Subsidiary guarantees;" or

     - the sale or disposition, whether by consolidation, merger, stock purchase, asset sale or otherwise, of that Restricted Subsidiary, or substantially all of its assets, to a person other than Dollar General or a Subsidiary; provided that Dollar General shall have delivered to the trustee an officers' certificate to the effect that immediately after, and taking into account, that sale or disposition, no default or event of default shall have occurred and be continuing under the indenture; and provided further that a termination will occur only to the extent that all obligations of that Restricted Subsidiary in respect of any Indebtedness under all Credit Facilities of Dollar General or any of our Restricted Subsidiaries, and under all of its pledges of assets or other security interests which secure Indebtedness under all Credit Facilities of Dollar General and any of our Restricted Subsidiaries, shall also terminate upon such sale or disposition; or

     - upon legal or covenant defeasance of our obligations under the indenture; or

     - if we properly designate that Restricted Subsidiary as an Unrestricted Subsidiary.

RESTRICTIVE COVENANTS

  Summary of the principal restrictive covenants

     The indenture governing the Notes limits the ability of Dollar General and our Restricted Subsidiaries to

     - secure any Indebtedness with security interests on our Principal Property or Properties, inventory, or shares of capital stock or Indebtedness of our Restricted Subsidiaries unless the Notes are equally and ratably secured; or

     - engage in Sale and Leaseback Transactions with respect to our Principal Property or Properties.

     In addition, under specified circumstances, our Subsidiaries may be required to give guarantees of the Notes and the indenture. You should read the following sections called "Detailed explanation of restrictions on Secured Debt," "Detailed explanation of limitation on Sale and Leaseback Transactions" and "Detailed explanation of additional Subsidiary guarantees" for a more detailed explanation of these covenants and the exceptions to them.

     All of our Subsidiaries existing on the issue date of the new Notes will be Restricted Subsidiaries. Except as set forth in the following sentence, all of our future Subsidiaries will be Restricted Subsidiaries for purposes of the indenture. However, our board of directors may designate any of our Subsidiaries as an "Unrestricted Subsidiary" and therefore not subject to the covenants of the indenture. However, our board may not

          (1) designate, or continue the designation, as an Unrestricted Subsidiary any Subsidiary that owns any Principal Property or any Subsidiary that owns any shares of capital stock of a Restricted Subsidiary;

          (2) designate, or continue the designation, as an Unrestricted Subsidiary any Subsidiary that owns more than 5.0% of our Consolidated Net Tangible Assets;

          (3) cause or permit any Restricted Subsidiary to transfer or otherwise dispose of any Principal Property or any shares of capital stock of a Restricted Subsidiary to any Unrestricted Subsidiary, unless

             (a) that Unrestricted Subsidiary will be redesignated as a Restricted Subsidiary, and

             (b) any Lien securing any Indebtedness of that Unrestricted Subsidiary does not extend to any Principal Property or any shares of capital stock of a Restricted Subsidiary, except if the existence of the Indebtedness secured by that Lien would otherwise be permitted under the indenture; or

          (4) designate, or continue the designation, as an Unrestricted Subsidiary, any Subsidiary that is or becomes obligated with respect to any Indebtedness of Dollar General or any of our Restricted Subsidiaries through the incurrence of a Contingent Obligation or otherwise or pledges assets or provides other security interests to secure the payment or performance of any Indebtedness of Dollar General or any of our Restricted Subsidiaries.

     Dollar General may also designate an Unrestricted Subsidiary to be a Restricted Subsidiary in accordance with the provisions of the indenture if this designation would not cause a breach of the covenant(s) described under "Detailed explanation of the restrictions on Secured Debt" and "Detailed explanation of limitation on Sale and Leaseback Transactions."

     There are many transactions not restricted by the indenture.

     The indenture does not contain any provisions that would:

     - limit our ability to incur unsecured Indebtedness,

     - require the maintenance of financial ratios or specified levels of net worth or liquidity,

     - afford holders of the Notes protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence involving us,

     - require us to repurchase or redeem or otherwise modify the terms of any of the Notes upon a change in control or other event involving us which may adversely affect the creditworthiness of the Notes, or

     - limit our ability to pay dividends to our shareholders.

  Detailed explanation of the restrictions on Secured Debt

     We will not, and we will not permit any of our Restricted Subsidiaries to, incur, issue, assume, guarantee or create any Secured Debt, unless we provide that the Notes, together with, if we so choose, any other Indebtedness of Dollar General or the applicable Restricted Subsidiary which is not subordinated to the Notes, whether then existing or thereafter created, will be secured equally and ratably with, or prior to, that Secured Debt, unless, taking account of the proposed Secured Debt, the sum of

     - the aggregate amount of all outstanding Secured Debt of Dollar General and our Restricted Subsidiaries plus

     - all Attributable Debt relating to any Principal Property, with the exception of Attributable Debt which is excluded as provided by clauses
       (1) to (8) described under "Detailed explanation of limitations on Sale and Leaseback Transactions" below,

     would not exceed 15% of Consolidated Net Tangible Assets.

     This restriction will not apply to, and there will be excluded from Secured Debt in any computation under this restriction and under "Detailed explanation of limitation on Sale and Leaseback Transactions" below, Indebtedness secured by:

          (1) Liens on property, shares of capital stock or Indebtedness of any person existing at the time that person becomes a Subsidiary;

          (2) Liens on property, shares of capital stock or Indebtedness if those Liens existed at the time of acquisition, including, without limitation, by way of merger or consolidation, of that property, shares of capital stock or Indebtedness;

          (3) Liens on property, shares of capital stock or Indebtedness acquired or constructed by Dollar General or any Restricted Subsidiary and created

             (a) prior to, at the time of, or within 360 days after,

           - that acquisition, including, without limitation, acquisition through merger or consolidation or

           - the completion of construction or commencement of commercial operation of that property, whichever is later; or

             (b) thereafter, if the Lien is provided for by a binding commitment entered into prior to, at the time of or within 360 days after the acquisition, completion of construction or commencement of commercial operation referred to in clause (a), to secure or provide for the payment of all or any part of the purchase price or the construction price of that property, capital stock or Indebtedness;

          (4) Liens in favor of Dollar General or any Restricted Subsidiary;

          (5) Liens in favor of the United States of America, any State or the District of Columbia or any foreign government, or any agency, department or other instrumentality of the United States of America, any State or the District of Columbia, to secure partial, progress, advance or other payments as provided by any contract or provisions of any statute;

          (6) Liens incurred or assumed in connection with the issuance of industrial revenue or pollution control bonds;

          (7) Liens securing the performance of any contract or undertaking not directly or indirectly in connection with the borrowing of money, the obtaining of advances or credit or the securing of Indebtedness, if made and continuing in the ordinary course of business and, in each case, which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property;

          (8) Liens in favor of a governmental agency to qualify Dollar General or any Restricted Subsidiary to do business, maintain self insurance or obtain other benefits, or Liens under workers' compensation laws, unemployment insurance laws or similar legislation;

          (9) good faith deposits in connection with bids, tenders, contracts or deposits to secure public or statutory obligations of Dollar General or any Restricted Subsidiary, or deposits of cash or obligations of the United States of America to secure surety and appeal bonds to which Dollar General or any Restricted Subsidiary is a party or in lieu of those bonds, or pledges or deposits for similar purposes in the ordinary course of business;

          (10) Liens imposed by law, including laborers' or other employees', carriers', warehousemen's, mechanics', materialmen's and vendors' Liens arising in the ordinary course of business;

          (11) Liens arising out of judgments or awards against Dollar General or any Restricted Subsidiary with respect to which Dollar General or that Restricted Subsidiary at the time shall be prosecuting an appeal or proceedings for review or Liens arising out of individual final judgments or awards;

          (12) Liens for taxes, assessments, governmental charges or levies not yet subject to penalties for nonpayment or the amount or validity of which is being in good faith contested by appropriate proceedings by Dollar General or any Restricted Subsidiary, as the case may be;

          (13) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions or Liens as to the use of real properties, which Liens, exceptions, encumbrances, easements, reservations, rights and restrictions do not, in the opinion of Dollar General, in the aggregate materially detract from the value of said properties or materially impair their use in the operation of the business of Dollar General and our Restricted Subsidiaries;

          (14) Liens incurred to finance all or any portion of the cost of construction, alteration or repair of any Principal Property or improvements thereto created

             (a) prior to or within 360 days after completion of that construction, alteration or repair or

             (b) thereafter, if that Lien is created as provided by a binding commitment to lend entered into prior to, at the time of, or within 360 days after completion of that construction, alteration or repair;

          (15) Liens existing on the date of the indenture;

          (16) Liens created in connection with a project financed with, and created to secure, a Nonrecourse Obligation; or

          (17) any extension, renewal, refunding or replacement of the foregoing, provided that;

             (a) the extension, renewal, refunding or replacement Lien shall be limited to all or a part of the same property that secured the Lien extended, renewed, refunded or replaced, plus improvements on that property, and

             (b) the Indebtedness secured by that Lien is not increased.

  Detailed explanation of limitation on Sale and Leaseback Transactions

     We will not, and we will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction unless, taking account of the proposed Sale and Leaseback Transaction, the aggregate amount of (1) all Attributable Debt with respect to all Sale and Leaseback Transactions plus (2) all Secured Debt, other than Secured Debt which is excluded as provided by clauses (1) to
(17) described under "Detailed explanation of the restrictions on Secured Debt" above, would not exceed 15% of Consolidated Net Tangible Assets.

     This covenant will not apply to, and there will be excluded from Attributable Debt in any computation under this restriction or under "Detailed explanation of the restrictions on Secured Debt" above, Attributable Debt with respect to any Sale and Leaseback Transaction if:

          (1) Dollar General or a Restricted Subsidiary is permitted to create Funded Debt secured by a Lien as provided by clauses (1) to (17) inclusive described under "Detailed explanation of the restrictions on Secured Debt" above on the Principal Property to be leased, in an amount equal to the Attributable Debt with respect to that Sale and Leaseback Transaction, without equally and ratably securing the Notes;

          (2) the property leased as provided by that arrangement

             (a) is sold for a price at least equal to that property's fair market value, as determined by the chief executive officer, the president, the chief financial officer, the treasurer or the controller of Dollar General, and

             (b) within 360 days after the sale, Dollar General or a Restricted Subsidiary, shall apply the proceeds to the retirement of Indebtedness or Funded Debt of Dollar General or any Restricted Subsidiary, other than Indebtedness or Funded Debt owed to Dollar General or any Restricted Subsidiary.

        However, no retirement referred to in this clause (2)(b) may be effected by payment at maturity or by any mandatory sinking fund payment provision of Indebtedness or Funded Debt;

          (3) Dollar General or a Restricted Subsidiary applies the net proceeds of the sale or transfer of the leased Principal Property to the purchase of assets and the cost of construction of assets within 360 days prior or subsequent to that sale or transfer;

          (4) the effective date of the arrangement or the purchaser's commitment therefor is within 360 days prior or subsequent to

             (a) the acquisition of the Principal Property, including, without limitation, acquisition by merger or consolidation, or

             (b) the completion of construction and commencement of operation of the Principal Property, which, in the case of a retail store, is the date of opening to the public,

        whichever is later;

          (5) the lease in the Sale and Leaseback Transaction is for a term, including renewals, of not more than three years;

          (6) the Sale and Leaseback Transaction is entered into between Dollar General and a Restricted Subsidiary or between Restricted Subsidiaries;

          (7) the lease secures or relates to industrial revenue or pollution control bonds; or

          (8) the lease payment is created in connection with a project financed with, and the obligation constitutes, a Nonrecourse Obligation.

  Detailed explanation of additional Subsidiary guarantees

     The Notes and the indenture are guaranteed by each of our current and future Restricted Subsidiaries, subject to release as described under "Subsidiary Guarantees." Except as otherwise described under "Subsidiary Guarantees," if at any time when there are Notes outstanding

     - Dollar General or any Restricted Subsidiary transfers or causes to be transferred, in one transaction or a series of related transactions, any property to any Subsidiary that is not a guarantor of the Notes and the indenture;

     - Dollar General or any Restricted Subsidiary organizes, acquires or otherwise invests in another person that becomes a Restricted Subsidiary or becomes obligated with respect to any Indebtedness under one or more Credit Facilities of Dollar General or any of our Restricted Subsidiaries through the incurrence of a Contingent Obligation or otherwise; or

     - any Unrestricted Subsidiary becomes obligated with respect to any Indebtedness under one or more Credit Facilities of Dollar General or any of our Restricted Subsidiaries through the incurrence of a Contingent Obligation or otherwise or pledges assets or provides other security interests to secure any Indebtedness under one or more Credit Facilities of Dollar General or any of our Restricted Subsidiaries;

then, unless that Subsidiary has already provided a guarantee of the Notes and the indenture in accordance with the terms of the indenture or has been properly designated (and continues to be so properly designated) as an Unrestricted Subsidiary, we will cause that Subsidiary to

     - execute and deliver to the trustee a supplemental indenture in form reasonably satisfactory to the trustee pursuant to which that Subsidiary will unconditionally guarantee all of our obligations under the Notes and the indenture on the terms of the guarantee set forth in the indenture; and

     - deliver to the trustee an opinion of counsel that the supplemental indenture and the guarantee provided by that Subsidiary pursuant to the indenture as so supplemented has been duly authorized, executed and delivered by that Subsidiary and constitutes the legal, valid and binding obligation of that Subsidiary, enforceable against that Subsidiary in accordance with its terms, subject to customary exceptions.

Thereafter, that Subsidiary will be a guarantor for all purposes of the indenture as it relates to the Notes and the indenture. Each guarantee will provide that it will be released automatically under the circumstances described above in the section called "Subsidiary Guarantees."

MERGER, CONSOLIDATION AND DISPOSITION OF ASSETS

     Dollar General will not:

     - consolidate with any person, or merge with or into any person, other than a Restricted Subsidiary;

     - sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets as an entirety or substantially as an entirety in one transaction or a series of related transactions to, any person other than to a Restricted Subsidiary; or

     - permit any person to merge with or into Dollar General

     unless:

          (a) either

             (1) Dollar General shall be the continuing person or

             (2) the person, if other than Dollar General, formed by that consolidation or into which Dollar General is merged or that acquired or leased the property and assets of Dollar General shall

           - be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction inside the United States of America; and

           - expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of the obligations of Dollar General under the Notes and the indenture; and

        Dollar General shall have delivered to the trustee an opinion of counsel stating that:

           - the consolidation, merger or transfer and the supplemental indenture complies with this provision;

           - all conditions precedent provided for in the indenture relating to that transaction have been complied with;

           - the supplemental indenture has been duly authorized, executed and delivered by Dollar General or its successor and constitutes the legal, valid and binding obligation of Dollar General or its successor, enforceable against that entity in accordance with its terms, subject to customary exceptions; and

          (b) Dollar General shall have delivered to the trustee an officers' certificate to the effect that immediately after, and taking into account, that transaction, no default or event of default shall have occurred and be continuing under the indenture.

     The indenture does not restrict, or require us to redeem or permit holders to cause a redemption of Notes in the event of,

     - a consolidation, merger, sale of assets or other similar transaction that may adversely affect the creditworthiness of Dollar General or its successor or combined entity;

     - a change in control of Dollar General; or

     - a highly leveraged transaction involving Dollar General, whether or not involving a change in control.

Accordingly, you will not have protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving Dollar General that may adversely affect you. The existing protective covenants applicable to the Notes would continue to apply to Dollar General, or its successor, in the event of such a transaction but may not prevent that transaction from taking place.

EVENTS OF DEFAULT, WAIVER AND NOTICE

     The following events are considered events of default:

          (1) Dollar General or any Restricted Subsidiary defaults in the payment of all or any part of the principal of the Notes or all or any amount due under any guarantee of the Notes when the same becomes due and payable;

          (2) Dollar General or any Restricted Subsidiary defaults in the payment of any interest on, or additional interest with respect to, the Notes when the same becomes due and payable, and that default continues for a period of 30 days;

          (3) Dollar General or any Restricted Subsidiary defaults in the performance of or breaches any other covenant or agreement of Dollar General or any Restricted Subsidiary in the indenture and that default or breach continues for a period of 60 consecutive days after written notice of that default or breach has been given

             (a) to Dollar General by the trustee or

             (b) to Dollar General and the trustee by the holders of 25% or more in aggregate principal amount of the Notes;

          (4) events of bankruptcy or insolvency with respect to Dollar General or any Restricted Subsidiary;

        (5) (a) an event of default as defined in any one or more Credit Facilities, indentures or instruments evidencing or under which Dollar General or any Restricted Subsidiary has outstanding an aggregate of at least $20,000,000 principal amount of Indebtedness, shall happen and be continuing;

             (b) that Indebtedness shall have been accelerated so that it shall be or become due and payable prior to the date on which the same would otherwise have become due and payable; and

             (c) that acceleration shall not be rescinded or annulled within ten days after notice of that acceleration shall have been given

        - to Dollar General by the trustee or

        - to Dollar General and the trustee by the holders of at least 25% in aggregate principal amount of the Notes at the time outstanding; or

        (6) (a) failure by Dollar General or any Restricted Subsidiary to make any payment at maturity, including any applicable grace period, in respect of at least $20,000,000 aggregate principal amount of Indebtedness; and

             (b) that failure shall have continued for a period of ten days after notice of that failure shall have been given

        - to Dollar General by the trustee or

        - to Dollar General and the trustee by the holders of at least 25% in aggregate principal amount of the Notes at the time outstanding; and

          (7) if any guarantee of the Notes and the indenture shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason, other than in accordance with the terms of the indenture, to be in full force and effect or any Restricted Subsidiary of Dollar General that is a guarantor, or any person acting on behalf of any guarantor, shall deny or disaffirm the obligation of the guarantor under its guarantee.

     If an event of default occurs and is continuing, then, either the trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding by notice in writing to Dollar General, and to the trustee if given by holders, may declare the entire principal amount of all Notes, and accrued and unpaid interest, to be due and payable immediately. Upon this declaration, the principal of and interest on the Notes shall become immediately due and payable.

     If an event of default described in clause (4) occurs and is continuing, then the principal amount of all the Notes then outstanding and accrued and unpaid interest shall be and become immediately due and payable, without any notice or other action by any holder or the trustee to the full extent permitted by applicable law.

     If an event of default described in clause (5) or (6) occurs and is continuing and if the acceleration of other Indebtedness or failure to pay other Indebtedness shall be

     - remedied or cured by Dollar General or any Restricted Subsidiary or

     - waived by the holders of that Indebtedness,

then the event of default under that clause shall automatically be remedied, cured or waived without further action upon the part of either the trustee or any of the holders.

     Holders of a majority in principal amount of the Notes may control remedies upon an event of default and waivers of an event of default.

     Subject to provisions in the indenture for the indemnification of the trustee and other limitations described in the indenture, the holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee by the indenture.

     However, the trustee may refuse to follow any direction that:

     - conflicts with law or the indenture,

     - may involve the trustee in personal liability, or

     - the trustee determines in good faith may be unduly prejudicial to the rights of holders not joining in the giving of that direction.

In addition, the trustee may take any other action it believes is proper that is not inconsistent with any directions received from holders of Notes as provided by this paragraph.

     Subject to various provisions in the indenture, the holders of at least a majority in principal amount of the outstanding Notes, by notice to the trustee, may waive an existing default or event of default and its consequences, except

     - a default in the payment of principal of or interest on any Note or default in the payment of any amount due under any guarantee of the Notes and the indenture as specified in clauses (1) or (2) described above in this section entitled "Events of Default, Waiver and Notice" or

     - in respect of a covenant or provision of the indenture which cannot be modified or amended without the consent of the holder of each outstanding Note affected.

Upon any waiver, the default shall cease to exist, and any event of default arising therefrom shall automatically be cured, for every purpose of the indenture; but no waiver shall extend to any subsequent or other default or event of default or impair any right consequent thereto.

     No holder of any Notes may institute any proceeding, judicial or otherwise, with respect to the indenture or the Notes, or for the appointment of a receiver or trustee, or for any other remedy under the indenture, unless:

          (1) that holder has previously given to the trustee written notice of a continuing event of default;

          (2) the holders of at least 25% in aggregate principal amount of outstanding Notes shall have made written request to the trustee to institute proceedings in respect of that event of default in its own name as trustee under the indenture;

          (3) that holder or holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with that request;

          (4) the trustee for 60 days after its receipt of the notice, request and offer of indemnity has failed to institute that proceeding; and

          (5) during that 60-day period, the holders of a majority in aggregate principal amount of the outstanding Notes have not given the trustee a direction that is inconsistent with that written request.

A holder may not use the indenture to prejudice the rights of another holder or to obtain a preference or priority over any other holder.

     However, notwithstanding any of the provisions described above, the right of any holder of a Note to receive payment of principal and interest on or after their respective due dates or to bring suit for the enforcement of any of those payments on or after those dates, may not be impaired or affected without the consent of that holder.

DISCHARGE OF THE NOTES

     We may terminate our obligations under the Notes and the indenture if:

          (1) all Notes previously authenticated and delivered, other than Notes that were mutilated or lost, have been delivered to the trustee for cancellation and we have paid all sums payable by us under the indenture; or

          (2) (a) the Notes mature within one year; and

             (b) we irrevocably deposit in trust with the trustee, as trust funds solely for the benefit of the holders of the Notes for that purpose, money or U.S. government obligations or a combination sufficient, without consideration of any reinvestment, to pay the principal of and interest on the Notes to maturity and to pay all other sums payable by us under the indenture; and

          (3) we deliver to the trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the indenture relating to the satisfaction and discharge of the indenture have been complied with.

     If all Notes previously authenticated and delivered have been cancelled as provided in clause (1), the only obligations we will continue to have under the indenture will be to compensate and indemnify the trustee.

     If we have complied with the requirements of clause (2), the only obligations we will continue to have under the indenture until the Notes are no longer outstanding, will be to:

     - maintain an office or agency in respect of the Notes,

     - have moneys held for payment in trust, although the indenture permits us to recover from the trustee moneys held in trust if those moneys have been unclaimed for two years,

     - register the transfer or exchange of the Notes or deliver Notes for replacement or to be canceled, and

     - compensate and indemnify the trustee or appoint a successor trustee.

DEFEASANCE

     We:

          (1) will be considered to have paid and will be discharged from all obligations in respect of the Notes, and the provisions of the indenture will, except as noted below, no longer be in effect with respect to the Notes; or

          (2) need not comply with any specific covenant which may be defeased under the indenture, and our non-compliance will not be an event of default under clause (3) described above in the section entitled "Events of Default, Waiver and Notice"

     if we satisfy the following conditions:

          (a) we irrevocably deposit in trust with the trustee as trust funds solely for the benefit of the holders of the Notes, for payment of the principal of and interest on the Notes, money or U.S. government obligations or a combination sufficient, without consideration of any reinvestment, to pay and discharge the principal of and accrued interest on the outstanding Notes to maturity;

          (b) the deposit will not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound;

          (c) no default with respect to the Notes has occurred and is continuing on the date of that deposit;

          (d) we deliver to the trustee an opinion of counsel that

        - the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of our election to defease the Notes and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if that deposit and defeasance had not occurred; and

        - the holders of the Notes have a valid security interest in the trust funds; and

          (e) we deliver to the trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent have been complied with.

     In the case of legal defeasance under clause (1) above, the opinion of counsel referred to in the first paragraph of clause (d) above must be based on a ruling from the Internal Revenue Service published or directed to Dollar General or other change in applicable federal income tax law. If we select the covenant defeasance option under clause (2) above, we will continue to be bound by all of the other terms of the indenture other than the specified covenant(s) that is defeased. After the Notes are no longer outstanding, the only obligations we will have under the indenture will be to compensate and indemnify the trustee, and we will have the right to recover excess money held by the trustee.

MODIFICATION AND WAIVER

  Amendments without the consent of any holder

     Dollar General, the Restricted Subsidiaries that are guarantors and the trustee may amend or supplement the indenture or the Notes without notice to or the consent of any holder:

          (1) to cure any ambiguity, defect or inconsistency in the indenture; provided that those amendments or supplements do not materially and adversely affect the interests of the holders;

          (2) to comply with the provisions of the indenture in connection with a consolidation or merger of Dollar General or the sale, conveyance, transfer, lease or other disposal of all or substantially all of the property and assets of Dollar General and provide for the succession of another corporation to the covenants, agreements and obligations of Dollar General under the indenture;

          (3) to comply with any requirements of the SEC in connection with the qualification of the indenture under the Trust Indenture Act;

          (4) to evidence and provide for the acceptance of appointment under the indenture by a successor trustee;

          (5) to add to the covenants, restrictions or obligations of Dollar General and the Restricted Subsidiaries for the protection of the holders;

          (6) to add or remove a Restricted Subsidiary guarantee in accordance with the terms of the indenture;

          (7) to secure the Notes;

          (8) to provide for the issuance of additional Notes in accordance with the terms of the indenture; or

          (9) to make any change that does not materially and adversely affect the rights of any holder.

  Amendments with the consent of the holders

     Majority consent is usually sufficient

     Dollar General, the Restricted Subsidiaries that are guarantors and the trustee may amend the indenture and the outstanding Notes with the written consent of the holders of a majority in principal amount of the Notes then outstanding, and the holders of a majority in principal amount of the outstanding Notes by written notice to the trustee may waive future compliance by Dollar General with any provision of the indenture or the Notes.

     Some provisions require the consent of all holders affected thereby

     Notwithstanding the preceding paragraphs, without the consent of each holder affected thereby, an amendment or waiver may not:

          (1) extend the stated maturity of the principal of, or any installment of interest or additional interest on, that holder's Notes, or reduce the principal of or the rate of interest or additional interest on the Notes;

          (2) change any place or currency of payment where any Note or interest is payable;

          (3) impair the right to institute suit for the enforcement of any payment on or after the due date therefor;

          (4) reduce the percentage in principal amount of outstanding Notes the consent of whose holders is required for any supplemental indenture, for any waiver of

             (a) compliance with the provisions of the indenture or

             (b) defaults and the consequences of those defaults established in the indenture;

          (5) waive a default in the payment of principal of or interest on any Note of a holder;

          (6) make any change in the ranking or priority of any Note;

          (7) make any change in any guarantee of the Notes and the indenture that would adversely affect the holders of the Notes or release any Restricted Subsidiary guarantor from its obligations under its guarantee or the indenture, except in accordance with the terms of the indenture; or

          (8) modify this provision of the indenture, except to increase any percentage or to provide that other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding Note thereunder affected thereby.

     The consent of any holder need not approve the particular form of any proposed amendment, supplement or waiver, so long as the consent approves the substance of the amendment. After an amendment, supplement or waiver becomes effective, we will give to the holders affected thereby a notice briefly describing the amendment, supplement or waiver. We will mail supplemental indentures to holders upon request. Any failure by Dollar General to mail that notice, or any defect therein, shall not, however, in any way impair or affect the validity of any supplemental indenture or waiver.

SAME-DAY PAYMENT

     The indenture requires us to make payments in respect of Notes (including principal and interest) by wire transfer of immediately available funds to the accounts specified by the holders or, if such account is so specified, by mailing a check to each holder's registered address.

INFORMATION

     Whether or not required by the rules and regulations of the SEC, we have agreed that, so long as any Notes are outstanding, we will furnish to the trustee, within 15 days after we are or would have been required to file with the SEC, and to furnish to the holders of the Notes thereafter:

          (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file those Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by our certified independent accountants; and

          (2) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file those reports.

     In addition, whether or not required by the rules and regulations of the SEC, at any time after we file a registration statement with respect to an exchange offer or a registration statement permitting resales of the Notes, we will file a copy of all that information and reports with the SEC for public availability and make that information available to securities analysts and prospective investors upon request.

     In addition, we have agreed that, for so long as any Notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered by Rule 144A(d)(4) under the Securities Act. Requests should be directed to the address referred to under "Available Information." Under Rule 144A(d)(4), we are not required to deliver any information so long as we continue to be a reporting company under the Exchange Act.

     We will be required to file with the trustee annually, within four months of the end of each fiscal year, a certificate as to the compliance with all conditions and covenants of the indenture.

GOVERNING LAW

     The indenture and the Notes will be governed by the laws of the State of New York.

THE TRUSTEE

     We and our Subsidiaries maintain ordinary banking and trust relationships with First Union National Bank, which is the trustee for the Notes, and its affiliates.

BOOK ENTRY; DELIVERY AND FORM

     The certificates representing the old Notes were, and the certificates representing the new Notes will be, in the form of one or more global notes (the "Global Note"). The Global Note will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of the Depositary or its nominee. Except as set forth below, the Global Note may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. You may hold your beneficial interests in the Global Note directly through the Depositary if you have an account with the Depositary or indirectly through organizations which have accounts with the Depositary.

     The Depositary has advised us as follows: the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "a clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of participants, which are institutions that have accounts with the Depositary, and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's book-entry system is also available to indirect participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

     Dollar General expects that pursuant to procedures established by the Depositary, upon the deposit of the Global Note with the Depositary, the Depositary will credit, on its book-entry registrations and transfer system, the principal amount of Notes represented by such Global Note to the accounts of participants. Ownership of beneficial interests in the Global Note will be limited to participants or persons that may hold interests through, records maintained by the Depositary (with respect to participants' interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the Global Note other than participants). Transfers of beneficial ownership interests in the Global Note are to be accomplished by entries made on the books of participants and indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Note.

     So long as the Depositary, or its nominee, is the registered holder and owner of the Global Note, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and holder of any related Notes evidenced by the Global Note for all purposes of such Notes and the indenture, including for purposes of exercising an owner's right to optional repayment of the Notes. Except as set forth below, as an owner of a beneficial interest in the Global Note, you will not be entitled to have the Notes represented by the Global Note registered in your name, will not receive or be entitled to receive physical delivery of certificated Notes and will not be considered to be the owner or holder of any Notes under the Global Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the Global Note desires to take any action, including exercising an owner's right to optional repayment, that the Depositary, as the holder of the Global Note, is entitled to take, the Depositary would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Notice by participants (or by owners of beneficial interests in a Global Note held through those participants) of the exercise of the option to elect repayment of beneficial interests in Global Notes must be transmitted to the Depositary in accordance with its procedures on a form required by the Depositary and provided to participants. In order to ensure that the Depositary's nominee will timely exercise a right to optional repayment with respect to a particular Note, a beneficial owner of a Note must instruct the broker or other participant through which it holds an interest in such Note to notify the Depositary of its desire to exercise the right of repayment. Different firms have different cut off times for accepting instructions from their customers and, therefore, each beneficial owner should consult their broker or other participant in order to ascertain the cut off time by which an instruction must be given in order for timely notice to be delivered to the Depositary. We will not be liable for any delay in delivery of such notice to the Depositary.

     We will make payments of principal and interest on Notes represented by the Global Note registered in the name of and held by the Depositary or its nominee to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Note.

     We expect that the Depositary or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the Global Note will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of the Depositary or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the Global Note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Note for any Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the Global Note owning through such participants.

     Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of the Depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the trustee nor Dollar General will have any responsibility or liability for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedure governing their operations.

CERTIFICATED NOTES

     Subject to certain conditions, the Notes represented by the Global Note are exchangeable for certificated Notes in definitive form of like tenor in denominations of $1,000 and integral multiples thereof if:

          (1) the Depositary notifies us that it is unwilling or unable to continue as Depositary for the Global Note or the Depositary ceases to be a clearing agency registered under the Exchange Act and, in either case, we are unable to locate a qualified successor within 90 days;

          (2) we in our discretion at any time determine not to have all the Notes represented by the Global Note; or

          (3) a default entitling the holders of the Notes to accelerate the maturity thereof has occurred and is continuing.

     Any Note that is exchangeable as above is exchangeable for certificated Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the Global Note is not exchangeable, except for a Global Note of the same aggregate denomination to be registered in the name of the Depositary or its nominee. In addition, to the extent such certificates represent old Notes, the certificates will bear appropriate legends relating to transfer restrictions (unless we determine otherwise in accordance with applicable law), subject, with respect to such certificated Notes, to the provisions of such legends.

DEFINED TERMS

     The following terms referred to in this "Description of Notes" are defined in the indenture as follows:

     "Attributable Debt" means, in connection with any Sale and Leaseback Transaction under which either Dollar General or any of our Restricted Subsidiaries is at the time liable as lessee for a term of more than 12 months and at any date as of which the amount thereof is to be determined, the lesser of

          (1) total net obligations of the lessee for rental payments during the remaining term of the lease discounted from the respective due dates of the payments to the determination date at a yearly rate equivalent to the greater of

             (a) the weighted average yield to maturity of the Notes, the average being weighted by the principal amount of the Notes and

             (b) the interest rate inherent in the lease, as determined in good faith by Dollar General, both to be compounded semi-annually or

          (2) the sale price for the assets so sold and leased multiplied by a fraction the numerator of which is the remaining portion of the base term of the lease included in the transaction and the denominator of which is the base term of the lease.

     "Capital Lease Obligations" means with respect to any person any obligation which is required to be classified and accounted for as a capital lease (a "Capital Lease") on the face of a balance sheet of such person prepared in accordance with GAAP.

     "Consolidated Net Tangible Assets" means, at any date, the total assets appearing on the most recent consolidated balance sheet of Dollar General and our Restricted Subsidiaries as at the end of the fiscal quarter of Dollar General ending not more than 135 days prior to the date, prepared in accordance with GAAP, less

     - all current liabilities due within one year as shown on that balance sheet,

     - investments in and advances to Unrestricted Subsidiaries, and

     - Intangible Assets and liabilities relating thereto.

     "Contingent Obligation" means, as applied to any person, any direct or indirect liability, contingent or otherwise, of that person with respect to any Indebtedness of another person, if the purpose or intent thereof by the person incurring the Contingent Obligation is to provide assurance to the obligee of such Indebtedness that such Indebtedness will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such Indebtedness will be protected (in whole or in part) against loss in respect thereof. Contingent Obligations include, without limitation, (1) the direct or indirect guarantee, endorsement (other than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such person of the obligation of another person, and (2) any liability of such person for the obligations of another person through any agreement (contingent or otherwise) (a) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise), (b) to maintain the solvency or any balance sheet item, level of income or financial condition of another, or (c) to make take-or-pay or similar payments, if required regardless of nonperformance by any other party or parties to an agreement, if in the case of any agreement described under subclause (a), (b) or (c) of this sentence, the primary purpose or intent thereof is as described in the preceding sentence. The amount of any Contingent Obligation shall be equal to the amount of the obligation so guaranteed or otherwise supported.

     "Credit Facilities" means one or more debt facilities (including the Existing Credit Facility), in each case with banks or other institutional lenders providing for revolving credit loans, providing for revolving credit and term loans, or providing for the support of one or more revolving commercial paper programs, in each case as amended, restated, modified, supplemented, renewed, refunded, refinanced, restructured, replaced, repaid or extended in whole or in part from time to time.

     "Existing Credit Facility" means the facility provided by the Credit Agreement (including any related notes, collateral documents, letters of credit and related documentation, and guarantees and any appendices, exhibits or schedules thereto) between Dollar General and SunTrust Bank, Nashville, N.A., dated as of September 2, 1997, and amended as of July 31, 1998, and as further amended as of April 29, 1999, and as such agreement may be further amended (including any amendment and restatement), supplemented or modified from time to time, including any replacement or refinancing thereof in the commercial bank market (including any such replacement or refinancing that increases the amount thereof) whether with the original agents and lenders or other agents and lenders or otherwise and whether provided under the original agreement or one or more other agreements or otherwise.

     "Funded Debt" means, without duplication,

     - any Indebtedness of Dollar General or any of our Restricted Subsidiaries maturing more than 12 months after the time of computation, including all revolving and term Indebtedness and Indebtedness under all other lines of credit;

     - Funded Debt or dividends of others as to which Dollar General or any of our Restricted Subsidiaries is or becomes obligated through the incurrence of a Contingent Obligation or otherwise, except guarantees in connection with the sale or discount of accounts receivable, trade acceptances and other paper arising in the ordinary course of business;

     - in the case of any of our Restricted Subsidiaries, all of its preferred stock having mandatory redemption provisions as reflected on its balance sheet prepared in accordance with GAAP; and

     - all Capital Lease Obligations.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in other statements by any other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date the Notes are issued.

     "Hedging Obligation" of any person means the obligations of that person under:

     - interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

     - foreign exchange contracts and currency swap agreements; and

     - other agreements or arrangements entered into in the ordinary course of business and consistent with past practices designed to protect that person against fluctuations in interest rates or currency exchange rates.

     "Indebtedness" of any person means, without duplication:

          (1) all obligations of such person for borrowed money or for the deferred purchase price of property or services, and including, without limitation, the face amount available to be drawn under all letters of credit, reimbursement and similar obligations with respect to surety bonds, letters of credit and banks' acceptances, whether or not matured,

          (2) all obligations of such person evidenced by notes, bonds, debentures or similar instruments,

          (3) all obligations of such person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property),

          (4) all Capital Lease Obligations of such person,

          (5) all Contingent Obligations of such person,

          (6) all Hedging Obligations of such person, and

          (7) all Indebtedness referred to in clause (1), (2), (3), (4), or (5) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including, without limitation, accounts and contracts rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness;

provided, however, that Indebtedness shall not include current accounts payable arising in the ordinary course of business.

     The amount of any Indebtedness outstanding as of any date shall be:

          (a) the accreted value thereof, in the case of any Indebtedness issued with original issue discount and

          (b) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

     "Intangible Assets" means, at any date, the value, as shown on or reflected in the most recent consolidated balance sheet of Dollar General and our Restricted Subsidiaries as at the end of the fiscal quarter of Dollar General ending not more than 135 days prior to the date, prepared in accordance with GAAP, of:

          (1) all trade names, trademarks, licenses, patents, copyrights, service marks, goodwill and other like intangibles;

          (2) organizational and development costs;

          (3) deferred charges, other than prepaid items, including insurance, taxes, interest, commissions, rents, pensions, compensation and similar items and tangible assets being amortized; and

          (4) unamortized debt discount and expense, less unamortized premium.

     "Lien" means any pledge, mortgage, lien, security interest, hypothecation, assignment for security interest or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, any agreement to give a security interest or any Capital Lease).

     "Nonrecourse Obligation" means Indebtedness or lease payment obligations substantially related to

          (1) the acquisition of assets not previously owned by Dollar General or any Restricted Subsidiary or

          (2) the financing of a project involving the development or expansion of properties of Dollar General or any Restricted Subsidiary, as to which the obligee with respect to the Indebtedness or lease payment obligations has no recourse to Dollar General or any Subsidiary or any assets of Dollar General or any Subsidiary other than the assets which were acquired with the proceeds of the transaction or the project financed with the proceeds of the transaction and the proceeds of that asset or project.

     "Operating Asset" means all merchandise inventories owned by Dollar General or any of its Subsidiaries.

     "Principal Property" means any real and tangible property owned and operated, currently or in the future, by Dollar General or any of its Subsidiaries that constitutes a part of any store, warehouse or distribution center located within the United States of America or its territories or possessions if the net book value of that store, warehouse or distribution center, including leasehold improvements and store fixtures constituting a part of that store, warehouse or distribution center, as of the date on which the determination is being made is more than 0.25% of our Consolidated Net Tangible Assets. Principal Property excludes:

     - motor vehicles,

     - mobile materials-handling equipment and other rolling stock,

     - cash registers and other point-of-sale recording devices, and

     - related equipment and data processing and other office equipment.

     As of the date of this offering circular, none of our stores falls within this definition of Principal Property.

     "Restricted Subsidiary" is any Subsidiary other than an Unrestricted Subsidiary.

     "Sale and Leaseback Transaction" means any transaction or a series of related transactions with any person providing for the leasing by Dollar General or any Restricted Subsidiary of any Principal Property of Dollar General or any Restricted Subsidiary (other than pursuant to a Capital Lease), which Principal Property has been or is to be sold or transferred by Dollar General or any Restricted Subsidiary to such person.

     "Secured Debt" means Funded Debt which is secured by any Lien on any

     - Principal Property, whether owned on the date of the indenture or thereafter acquired or created,

     - Operating Asset, whether owned on the date of the indenture or thereafter acquired or created,

     - shares of capital stock owned by Dollar General or a Subsidiary in a Restricted Subsidiary of Dollar General, or

     - Indebtedness of a Restricted Subsidiary of Dollar General.

     "Subsidiary" means any corporation or other legal entity, including, without limitation, a limited liability company, partnership, joint venture and association, regardless of its jurisdiction of organization or formation, where

     - in the case of a corporation, under ordinary circumstances not dependent upon the happening of a contingency, more than 50% of the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of that corporation is owned directly or indirectly by Dollar General and/or by one or more Subsidiaries of Dollar General; or

     - in the case of any other type of entity, more than 50% of the ordinary equity capital interests is owned directly or indirectly by Dollar General and/or by one or more Subsidiaries of Dollar General.

     "Unrestricted Subsidiary" is defined in the section called "Restrictive Covenants -- Summary of the principal restrictive covenants."

                   MATERIAL UNITED STATES TAX CONSEQUENCES OF
                               THE EXCHANGE OFFER

     In the opinion of Bass, Berry & Sims PLC, the exchange of old Notes for new Notes in the exchange offer will not result in any United States federal income tax consequences to holders. When a holder exchanges an old Note for a new Note in the exchange offer, the holder will have the same adjusted basis and holding period in the new Note as in the old Note immediately before the exchange.

                              PLAN OF DISTRIBUTION

     We are not using any underwriters for this exchange offer. We are bearing the expenses of the exchange.

     Each broker-dealer that receives new Notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new Notes received in exchange for old Notes where old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of new Notes received by it in exchange for old Notes.

     We will not receive any proceeds from any sale of new Notes by broker-dealers.

     New Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions

     - in the over-the-counter market,

     - in negotiated transactions,

     - through the writing of options on the new Notes or

     - a combination of those methods of resale,

at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices.

     Any resale may be made

     - directly to purchasers or

     - to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new Notes.

     Any broker-dealer that resells new Notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those new Notes may be considered to be an "underwriter" within the meaning of the Securities Act. Any profit on any resale of those new Notes and any commission or concessions received by any of those persons may be considered to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be considered to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the Notes, other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the Notes, including any broker-dealers, against some liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the new Notes will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference from Dollar General Corporation's Annual Report on Form 10-K for the year ended January 28, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which has been incorporated herein by reference, and have so been incorporated in reliance upon that report given upon the authority of that firm as experts in accounting and auditing.

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     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT
WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                               ------------------

     UNTIL NOVEMBER 7, 2000 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.

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                                  $200,000,000

                                 DOLLAR GENERAL
                                  CORPORATION

                       (DOLLAR GENERAL CORPORATION LOGO)

                           8 5/8% Exchange Notes due
                                 June 15, 2010

                      ------------------------------------
                                    Prospectus
                      ------------------------------------

                                 August 9, 2000

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